PRESS RELEASE
Amsterdam • 10 August 2006
ING’s 2nd-quarter underlying net profit rises 38.8% to EUR 2,023 million
•	Second-quarter total net profit rises 29.9% to EUR 2,014 million
•	Earnings per share increase 29.2% to EUR 0.93 from EUR 0.72 in second quarter 2005

•	First-half underlying net profit rises 33.2% to EUR 4,000 million

•	Interim dividend increases from EUR 0.54 to EUR 0.59 per share, half of the total dividend for 2005
•	Focus on value creation and pricing discipline leads to healthy returns
•	Risk-adjusted return on capital after tax from banking rises to 21.9% in first half

•	Internal rate of return on new life insurance business increases to 13.9% in first half

•	Value of new life business rises 18.7% in second quarter to EUR 229 million
•	Continued focus on execution and cost control leads to enhanced efficiency
•	Cost/income ratio of banking operations improves to 62.3% in second quarter from 67.1%

•	Expenses/life premiums improves to 12.57% in first half, expenses/AUM improves to 0.77%

•	Restructuring at Nationale-Nederlanden leads to 3.2% decline in expenses at Dutch insurance business
Chairman’s Statement
“Over the past two years we have worked to reposition ING to deliver value for shareholders by balancing top-line growth with higher returns. At the same time we have strived to improve execution, including customer satisfaction and cost control. Our efforts continue to show results, confirming the positive trend we have seen over recent quarters. The combination of improved returns and continued growth means ING has enhanced its earnings base. In the second quarter, underlying net profit rose 38.8% to a record EUR 2,023 million as the momentum from the first quarter continued,” said Michel Tilmant, Chairman of ING Group.
“The strong results were achieved against a backdrop of challenging market circumstances, including turbulent equity markets, rising interest rates and flattening yield curves. However, the quality of our credit portfolio remained sound and earnings continued to benefit from realised gains and revaluations. Top-line growth remained solid and operating expenses are under control. The cost/income ratio of the banking operations improved to 62.3% and expenses at the Dutch insurance business declined as restructuring takes hold.”
“Returns continued to increase as business units focus on capital efficiency and pricing discipline. The risk-adjusted return on capital after tax for the banking operations reached 21.9% for the first half, supported by a further improvement at ING Wholesale Banking. The internal rate of return on new life insurance sales rose to 13.9%, reflecting sales of products with higher margins. Our growth engines continued to perform well, with strong growth at Insurance Asia/Pacific and ING Direct. Robust sales of retirement services and annuities contributed to a 36.6% increase in the value of new business in the U.S.”
“Looking forward, interest margins are expected to remain under pressure at our banking operations in the second half of the year, however, our life and wealth management businesses generally benefit from moderate increases in interest rates. Economic fundamentals remain sound and we see no sign of a deterioration in our credit portfolio, so risk costs are expected to be well below historical norms in the second half. Nonetheless, we will maintain our focus on efficiency and improving the execution of the business fundamentals, while continuing our efforts to strengthen compliance and controls. Overall, ING is well positioned to capture growth opportunities going forward, and we are confident in our ability to continue to create value for our shareholders.”
Underlying profit excludes divestments and special items as specified in Appendix 2. P&L figures compare 2Q2006 with 2Q2005. Returns such as RAROC and IRR are calculated YTD.
Contacts
Media relations
+31 20 541 6522
Press Conference
10 August, 9:00 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
Investor relations
+31 20 541 5571
Analyst Presentation
10 August, 11:15 a.m. CET
ING House, Amsterdam
Webcast www.ing.com
Analyst Conference Call
10 August, 4 p.m. CET
NL +31 20 796 5332
UK +44 20 8515 2303
US +1 303 262 2140
Analyst Presentation
11 August, 11:15 a.m. UK time
60 London Wall, London
Webcast www.ing.com
Contents

ING Group Key Figures	2
Insurance	5
Insurance Europe	7
Insurance Americas	9
Insurance Asia/Pacific	11
Banking	13
Wholesale Banking	15
Retail Banking	17
ING Driect	19
Asset Management	21
Capital Management	23
Appendices	24

1

1. ING Group
ING Group: Key Figures

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Underlying[1]profit before tax:

Insurance Europe	704	489	44.0%	443	58.9%	1,147	995	15.3%

Insurance Americas	457	549	-16.8%	484	-5.6%	941	986	-4.6%

Insurance Asia/Pacific	157	53	196.2%	156	0.6%	313	222	41.0%

Corporate Line Insurance	-2	-226		122		120	-353

Underlying profit before tax from Insurance	1,316	865	52.1%	1,205	9.2%	2,521	1,850	36.3%

Wholesale Banking	733	545	34.5%	765	-4.2%	1,498	1,283	16.8%

Retail Banking	452	414	9.2%	566	-20.1%	1,018	808	26.0%

ING Direct	196	127	54.3%	163	20.2%	359	254	41.3%

Corporate Line Banking	-25	-56		-20		-45	-110

Underlying profit before tax from Banking	1,356	1,030	31.7%	1,474	-8.0%	2,830	2,235	26.6%

Underlying profit before tax	2,672	1,895	41.0%	2,679	-0.3%	5,351	4,085	31.0%

Taxation	561	375	49.6%	610	-8.0%	1,171	959	22.1%

Profit before minority interests	2,111	1,520	38.9%	2,069	2.0%	4,180	3,126	33.7%

Minority interests	88	62	41.9%	92	-4.3%	180	124	45.2%

Underlying net profit	2,023	1,458	38.8%	1,977	2.3%	4,000	3,002	33.2%

Net gains/losses on divestments	-9	8		30		21	398

Net profit from divested units		-50		-1		-1	-43

Special items after tax		135					135

Net profit (attributable to shareholders)	2,014	1,551	29.9%	2,006	0.4%	4,020	3,492	15.1%

Earnings per share (in EUR)	0.93	0.72	29.2%	0.93		1.86	1.61	16.0%

Key Figures

Net return on equity						25.0%	25.7%

Assets under management (end of period)	546,200	505,200	8.1%	555,100	-1.6%	546,200	505,200	8.1%

Total staff (FTEs end of period)	119,409	115,287	3.6%	117,949	1.2%	119,409	115,287	3.6%

1.	Underlying profit before tax and underlying net profit are non-GAAP measures for profit excluding divestments and special items as specified in Appendix 2
Key Performance Indicators
KPIs Growth
•	Underlying net profit rises 38.8% to EUR 2,023 million

•	Life premium income rises 5.5% to EUR 10,453 million

•	Bank income increases 9.4% to EUR 3,588 million
ING continued to invest for growth in the second quarter, and the company’s three key growth engines showed strong results. ING Direct’s profit before tax rose 54.3% to EUR 196 million. The bank added 669,000 new customers and grew the residential mortgage portfolio by EUR 5.4 billion excluding currency effects. Insurance Asia/Pacific posted a 40.2% increase in underlying profit before tax excluding Taiwan. The retirement services and annuities businesses posted strong sales, leading to a 36.6% increase in the value of new business in the U.S. Overall, ING showed solid top-line growth. Income from banking grew 9.4% to EUR 3,588 million supported by growth in all three business lines. Life premium income rose 5.5% to EUR 10,453 million in the second quarter, driven by the U.S. and South Korea. That helped drive underlying net profit for the Group up 38.8% to a record EUR 2,023 million.

KPIs Value Creation
•	Banking RAROC after tax increases to 21.9%

•	Internal rate of return on new life sales rises to 13.9%

•	Value of new business rises 18.7% to EUR 229 million
ING continued to increase returns from both banking and insurance as the company refines product pricing and allocates capital to businesses that generate the highest returns. The risk-adjusted return on capital after tax at the banking operations improved to 21.9% in the first half from 18.7%, driven by a strong improvement at Wholesale Banking as the bank continued to focus on value-added products. The internal rate of return on new life sales increased to 13.9%, supported by refinements in product pricing to better reflect risks and guarantees, as well as changes to the product mix. The value of new life business rose 18.7% to EUR 229 million in the second quarter, driven by sales in the Americas and Europe. Compared with the first quarter, the value of new business declined 7.7% due to lower sales. The net return on equity for the Group remained high at 25.0%.

2

KPIs Execution
•	Cost/income ratio banking improves to 62.3%

•	Efficiency ratios for life insurance improve

•	Restructuring at NN and efficiency at Ops&IT on track
Efficiency continues to improve as ING focuses on execution, including customer satisfaction and cost control. The underlying cost/income ratio of the banking operations improved to 62.3% from 67.1% in the second quarter last year. Efficiency initiatives at the Operations & IT organisation are progressing, and a third memorandum of understanding was signed with a group of suppliers in July. On the insurance side, expenses as a percentage of life premiums improved to 12.57% in the first half and expenses to assets under management improved to 0.77%. The restructuring at Nationale-Nederlanden announced last year is continuing according to plan. That contributed to a reduction in operating expenses at the Dutch insurance business of 3.2%.
Earnings Analysis: Second Quarter
Underlying net profit increased 38.8% in the second quarter to a record EUR 2,023 million, driven by strong growth at the insurance businesses in Asia/Pacific and Europe as well as higher results from ING Direct and Wholesale Banking. Profit from Insurance Americas declined, due in part to interest-related losses on fixed-income investments as bonds were sold to reposition the portfolio. Including the impact of divestments and special items from both periods, net profit rose 29.9% to EUR 2,014 million from EUR 1,551 million. Net earnings per share rose 29.2% to EUR 0.93 from EUR 0.72. Net profit increased slightly in the second quarter compared with a very strong first quarter in 2006. Underlying net profit rose 2.3% from EUR 1,977 million. First-half profit was up 33.2% to EUR 4,000 million on an underlying basis.
Profit Contribution by Business Line*
Insurance
Underlying profit before tax from ING’s insurance operations increased 52.1% to EUR 1,316 million, driven by higher results from life insurance in Europe and Asia/Pacific as well as higher realised gains on equities and fair-value changes on derivatives reported in the Corporate Line. Life premiums grew 5.5%, supported by the U.S. and South Korea. Operating expenses rose 5.6% as higher expenses in North America and Asia/Pacific offset lower expenses in the Netherlands as restructuring efforts start to pay off. Margins continued to improve and the value of new business rose 18.7% to EUR 229 million in the second quarter.
Insurance Europe
Underlying profit before tax at Insurance Europe increased 44.0% to EUR 704 million, driven by higher results in the Netherlands for both life and non-life insurance. Results were supported by positive returns on Nationale-Nederlanden’s investments, including revaluations of real estate and private equity. Results also include a EUR 76 million gain as a catch-up from the first quarter due to a change in the method for calculating the provision for guarantees on separate-account pension contracts to better reflect the impact of market interest rates. Operating expenses declined 0.6%, supported by a 3.2% reduction in the Netherlands due to restructuring at Nationale-Nederlanden, as well as lower pension costs and third-party staff expenses. Premium income grew 1.1% to EUR 2,447 million as strong growth in Central Europe was offset by lower life premiums in Belgium. The value of new life business increased 17.0% to EUR 55 million, lifted by higher sales of single-premium products in Central Europe and the Netherlands.
Insurance Americas
Underlying profit before tax at Insurance Americas declined 16.8% to EUR 457 million as rising interest rates resulted in EUR 59 million higher net interest-related losses on fixed-income investments which were sold to reposition the portfolio. Results were also impacted by higher expenses, weaker mortality experience in U.S. individual life products, and lower results in Mexico. That was partially offset by higher fee income from growth in assets under management and EUR 33 million in positive currency effects, mainly from a stronger Canadian dollar. Premium income increased 10.9% to EUR 6,273 million, led by strong sales of annuity and retirement services products in the U.S. That also contributed to a 38.3% increase in the value of new life business for the region to EUR 65 million.
Insurance Asia/Pacific
Underlying profit before tax at Insurance Asia/Pacific climbed to EUR 157 million from EUR 53 million in the second quarter last year, when ING booked a loss of EUR 59 million in Taiwan as it resumed reserve strengthening due to low interest rates. Excluding Taiwan, underlying profit before tax rose 40.2%, driven by continued growth in South Korea. Total premium income declined 1.0% to EUR 3,323 million, as lower sales of single-premium variable annuities in Japan offset strong premium growth in South Korea, Australia and Taiwan. Operating expenses rose 5.3%, mainly due to increases in staff and operational capacity in South Korea to support the growth of the business. The value of new business increased 10.1% to EUR 109 million, primarily driven by Taiwan due to an improved product mix.

3

Corporate Line Insurance
The Corporate Line Insurance recorded a loss of EUR 2 million before tax, compared with a loss of EUR 226 million in the second quarter last year. The improvement was mainly due to EUR 115 million higher realised gains on equities and EUR 122 million in fair value changes on derivatives. ING accounts for realised capital gains on shares in the Corporate Line and business units that hold equities in their portfolios receive an annual fixed return of 3% from the Corporate Line.
Banking
ING’s banking operations posted a 31.7% increase in underlying profit before tax to EUR 1,356 million as the company continued to benefit from growth in mortgages and savings, strong cost control and a benign credit environment. Total underlying income from banking increased 9.4% to EUR 3,588 million, driven by higher savings and residential mortgages at ING Direct and Retail Banking as well as higher commission income, including management fees at ING Real Estate. Expenses remained under control with total underlying operating expenses increasing 1.6% to EUR 2,237 million. The cost/income ratio improved to 62.3% from 67.1% in the second quarter of 2005. A net release of EUR 5 million was booked from the provision for loan losses as the credit environment remained benign and provisions on old loans were recovered in Wholesale Banking. Strong growth and efficient capital allocation led to an increase in the risk-adjusted return on capital after tax to 21.9% in the first half from 18.7% a year earlier, driven by higher returns in Wholesale and Retail Banking.
Wholesale Banking
Underlying profit before tax from Wholesale Banking rose 34.5% to EUR 733 million, driven by strong growth in income at ING Real Estate, lower expenses and a net release from the loan loss provisions due to recoveries on old loans. ING Real Estate’s underlying profit before tax more than doubled to EUR 129 million, driven by growth in the investment management activities and improved results from property development. Underlying profit before tax of Wholesale Banking excluding ING Real Estate rose 25.1% to EUR 604 million, driven by strong increases from Leasing & Factoring, and General Lending and Payments & Cash Management. Financial Markets results were little changed compared with the second quarter last year, but declined 28.8% from the very strong first quarter. The cost/income ratio improved to 55.4%. Out of about EUR 70 million in compliance-related costs expected this year, EUR 5 million was taken in the second quarter and the remainder is expected in the second half. Wholesale Banking’s continued focus on products with higher returns led to an improvement of the risk-adjusted return on capital after tax to 22.4% from 18.7%.
Retail Banking
Underlying profit before tax from Retail Banking rose 9.2% to EUR 452 million, driven by growth in savings and mortgages, especially in Belgium and Poland. Income rose 5.2% while operating expenses increased just 0.5%, resulting in an improvement in the cost/income ratio to 66.2%. Out of about EUR 100 million in compliance costs for customer due diligence expected this year in the Netherlands, about EUR 30 million has been taken so far and the remainder is expected in the second half. Risk costs rose to EUR 48 million from EUR 18 million due to a revision of the parameters for provisions on non-performing loans, which resulted in an extra EUR 28 million addition to provisions in the second quarter. However, there was no sign of a deterioration in the credit portfolio. The risk-adjusted return on capital after tax increased to 34.7%. Compared with the record first quarter of 2006, underlying profit before tax declined 20.1%, mainly due to the increase in risk costs as well as an increase in provisions for litigation.
ING Direct
Underlying profit before tax at ING Direct rose 54.3% to EUR 196 million, driven by higher results in all countries. Profit growth was robust despite flat yield curves, increases in client rates and a net outflow in Spain following a market scandal in May which negatively impacted trust in non-traditional banks. ING Direct added 669,000 new customers in the second quarter, bringing the total client base to 16.4 million at the end of June. The residential mortgage portfolio grew to EUR 61.0 billion, an increase of EUR 4.7 billion in the second quarter, or EUR 5.4 billion excluding currency effects. Funds entrusted rose to EUR 196.9 billion, an increase of EUR 2.2 billion, or EUR 4.1 billion excluding currency effects.
Corporate Line Banking
The Corporate Line Banking recorded a loss of EUR 25 million in the second quarter compared with a loss of EUR 56 million in the same period last year, due to higher results on interest hedges on the bank capital.
Divestments & Special Items
Divestments contributed a loss of EUR 9 million after tax in the second quarter related to the sale of Williams de Broë. Net profit in the second quarter last year included a gain of EUR 8 million from divestments, EUR 50 million in losses on divested units, and EUR 135 million in releases of tax provisions which were booked as special items.
Taxes
The underlying effective tax rate increased from 19.8% to 21.0%, and was within the expected range of 20-25%. Including divestments and special items, the overall effective tax rate increased to 21.1% from 10.7%, mainly due to the release of tax provisions in the second quarter of 2005, of which EUR 100 million was in insurance and EUR 35 million in banking.
Assets under Management
Assets under management declined EUR 8.9 billion in the second quarter to EUR 546.2 billion at the end of June as negative currency effects sliced EUR 14.4 billion off total assets under management. Lower equity markets had a negative impact of EUR 5.0 billion. That offset a strong net inflow of EUR 10.5 billion, up from EUR 7.0 billion in the first quarter of 2006. The inflow was mainly driven by strong sales at Insurance Americas and Insurance Asia/Pacific, as well as continued demand for property investment funds at ING Real Estate.
Dividend
ING will pay an interim cash dividend of EUR 0.59 per ordinary share, up from EUR 0.54 last year, and equal to half of the total dividend paid over the book-year 2005 (EUR 1.18). ING’s shares will be quoted ex-interim dividend from 11 August and the dividend will be made payable on 17 August.

4

2. Insurance
Insurance: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	12,052	11,443	5.3%	12,525	-3.8%	24,577	22,573	8.9%

Investment income	2,605	2,583	0.9%	2,517	3.5%	5,122	4,759	7.6%

Commission income	397	347	14.4%	416	-4.6%	813	692	17.5%

Other income	236	-118		190	24.2%	426	146	191.8%

Total underlying income	15,290	14,255	7.3%	15,648	-2.3%	30,938	28,170	9.8%

Underwriting expenditure	12,302	11,867	3.7%	12,805	-3.9%	25,107	23,336	7.6%

Other interest expenses	345	266	29.7%	341	1.2%	686	535	28.2%

Operating expenses	1,329	1,258	5.6%	1,297	2.5%	2,626	2,446	7.4%

Other impairments	-2	-1				-2	3

Total underlying expenditure	13,974	13,390	4.4%	14,443	-3.2%	28,417	26,320	8.0%

Underlying profit before tax	1,316	865	52.1%	1,205	9.2%	2,521	1,850	36.3%

Taxation	222	167	32.9%	228	-2.6%	450	411	9.5%

Profit before minority interests	1,094	698	56.7%	977	12.0%	2,071	1,439	43.9%

Minority interests	75	64	17.2%	78	-3.8%	153	110	39.1%

Underlying net profit	1,019	634	60.7%	899	13.3%	1,918	1,329	44.3%

Net gains/losses on divestments		-39		30		30	-10

Net profit from divested units		5					11

Special items after tax		100					100

Net profit from Insurance	1,019	700	45.6%	929	9.7%	1,948	1,430	36.2%

Key Figures

Net return on equity				19.4%		20.8%	19.7%

Value of new life business	229	193	18.7%	248	-7.7%	477	381	25.2%

Internal rate of return				14.0%		13.9%	12.6%

Assets under management (end of period)	411,800			419,500	-1.8%

Staff (FTEs end of period)	54,083	51,522	5.0%	53,136	1.8%	54,083	51,522	5.0%

Earnings Analysis: Second Quarter
Profit from ING’s insurance businesses continued to benefit from solid sales of life insurance and higher returns on investments. Underlying net profit from insurance rose 60.7% to EUR 1,019 million. Life premiums grew 5.5%, driven by the U.S. and South Korea. Operating expenses increased 5.6% as higher expenses in North America and Asia were partially offset by lower expenses in the Netherlands as restructuring efforts start to pay off. Non-life profit grew modestly as higher results from disability insurance in the Netherlands were offset by lower results in Mexico and a lower gain on old reinsurance activities. Results from the non-life unit in Canada remained strong, supported by currency effects, while the combined ratio deteriorated slightly from historically favourable levels.
Insurance results were supported by higher investment returns, including realised gains on shares, and higher revaluations on private equity and real estate. That was partially offset by losses on the sale of fixed-income investments as interest rates increased. A change in the method for calculating the provision for guarantees in separate account pension contracts also resulted in a EUR 76 million gain as a catch-up from the first quarter.
Including the impact of divestments and special items, net profit rose 45.6% to EUR 1,019 million from EUR 700 million in the second quarter last year, when profit included a loss on the sale of Life of Georgia in the U.S. and a EUR 100 million release of tax provisions.
Premium income increased 5.3% to EUR 12,052 million, supported by higher life premiums in the U.S. and South Korea. Investment income rose 0.9% to EUR 2,605 million as higher realised gains on equities (EUR 138 million) and a higher revaluation of real estate (EUR 18 million) was partially offset by EUR 94 million in realised losses on the sale of bonds. Commission income rose 14.4%, reflecting growth in assets under management. Other

5

income rose to EUR 236 million from a loss of EUR 118 million due to higher results on non-trading derivatives, private equity gains and higher profit from associates.
Operating expenses rose 5.6%, or 4.9% excluding currency effects. The increase was driven by higher costs to support the growth of the business in North America and Asia. Expenses in the Netherlands declined 3.2% as the positive effects of the cost reduction program take hold.
Life Insurance: Key Figures

In EUR million	2Q2006	2Q2005	Change

Premium income	10,453	9,906	5.5%

Operating expenses	960	914	5.0%

Underlying profit before tax	957	516	85.5%

Expenses/premiums life insurance[1]	12.57%	13.36%

Expenses/AUM investment products	0.77%	0.82%

Value of new business	229	193	18.7%

Internal rate of return[1]	13.9%	12.6%

Single premium	6,643	6,525	1.8%

Annual premium	899	997	-9.8%

New sales (APE)	1,562	1,649	-5.3%

1.	Figures are first half
Life insurance
Underlying profit before tax from life insurance rose 85.5% to EUR 957 million. The Dutch and South Korean operations showed strong profit growth, while the Corporate Line was bolstered by higher revaluation results on derivatives and higher capital gains on equities, including EUR 110 million from the sale of ING’s stake in VNU NV. Results in the U.S. were lower, mainly due to losses on the sale of debt securities as interest rates rose, as well as higher expenses and unfavourable mortality results.
Life premium income increased 5.5% to EUR 10,453 million and increased 6.4% excluding currency effects, driven by the U.S. and South Korea. Operating expenses increased 5.0% as higher expenses in Asia and the U.S. were partially offset by lower expenses in the Netherlands. Operating expenses as a percentage of assets under management for investment products improved to 0.77% in the first half from 0.82%, reflecting growth in assets under management and cost containment. Expenses as a percentage of premiums for traditional life products improved to 12.57% from 13.36% as premium growth outpaced the increase in expenses.
New business production
The value of new life business rose 18.7% to EUR 229 million in the second quarter, driven by refinements in product pricing and increased efficiency across all regions. The value of new business declined 7.7% compared with the first quarter due to a decline in sales. In addition, the value of new business in South Korea declined from the first quarter as products were repriced in line with regulatory changes. New sales, measured in annual premium equivalent (APE), declined 5.3% compared with the second quarter last year when sales included EUR 248 million from a short-term endowment product that was sold in Taiwan only in the second quarter. Excluding that product, sales rose 11.5% Single-premium sales rose 1.8% as higher sales in the U.S. and Australia offset lower single-premium variable annuity sales in Japan. The internal rate of return on new life business increased strongly to 13.9% from 12.6%, reflecting the growing contribution to new sales from Asia/Pacific, as well as higher margins in the U.S. and Europe due to refinements in the product pricing and an improved product mix.
The life insurance businesses in developing markets continued to show strong growth. The value of new business rose 36.6% to EUR 97 million in the second quarter, and the internal rate of return climbed to 18.7% from 15.0% in the first half of 2005.
Non-Life Insurance: Key Figures

In EUR million	2Q2006	2Q2005	Change

Premium income	1,599	1,537	4.0%

Operating expenses	369	344	7.3%

Underlying profit before tax	359	349	2.9%

Claims ratio[1]	59%	61%

Expense ratio[1]	30%	29%

Combined ratio[1]	89%	90%

1.	Figures are first half
Non-life insurance
Underlying profit before tax from non-life insurance rose 2.9% to EUR 359 million, driven by positive currency effects and favourable claims experience, particularly for disability insurance in the Netherlands. Underwriting results in Canada were somewhat lower than in previous quarters, however the combined ratio there remained favourable at 86%. A higher claims ratio and higher reinsurance costs put pressure on results in Mexico. Overall, the combined ratio improved slightly from 90% to 89%, as an improvement in the claims ratio more than compensated for a slight deterioration of the expense ratio. Non-life premium income rose 4.0% due to strong growth in Canada, supported by currency effects, and a modest increase in the Netherlands and Belgium. That was offset by a decline in Mexico. Operating expenses grew 7.3%, however excluding currency effects the increase amounted to 3.5%, mainly due to higher expenses in Canada.

6

2.1 Insurance Europe
Insurance Europe: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	2,447	2,421	1.1%	3,236	-24.4%	5,683	5,573	2.0%

Investment income	1,130	1,218	-7.2%	1,091	3.6%	2,221	2,265	-1.9%

Commission income	75	69	8.7%	96	-21.9%	171	154	11.0%

Other income	183	43		147	24.5%	330	241	36.9%

Total underlying income	3,835	3,751	2.2%	4,570	-16.1%	8,405	8,233	2.1%

Underwriting expenditure	2,530	2,678	-5.5%	3,549	-28.7%	6,079	6,079

Other interest expenses	138	118	16.9%	141	-2.1%	279	236	18.2%

Operating expenses	463	466	-0.6%	437	5.9%	900	920	-2.2%

Other impairments							3

Total underlying expenditure	3,131	3,262	-4.0%	4,127	-24.1%	7,258	7,238	0.3%

Underlying profit before tax	704	489	44.0%	443	58.9%	1,147	995	15.3%

- of which Life	567	395	43.5%	311	82.3%	878	791	11.0%

- of which Non-Life	137	94	45.7%	132	3.8%	269	204	31.9%

Key Figures

Value of new life business	55	47	17.0%	53	3.8%	108	93	16.1%

Internal rate of return				14.4%		14.5%	13.3%

Assets under management (end of period)	144,600			146,700	-1.4%

Staff (FTEs end of period)	15,549	15,809	-1.6%	15,634	-0.5%	15,549	15,809	-1.6%

Key Performance Indicators
•	IRR on new life sales rises to 14.5% from 13.3%

•	Value of new life business up 17.0% to EUR 55 million

•	Restructuring at Nationale-Nederlanden on track
At Insurance Europe, ING is focusing on improving profitability and value creation at the Dutch business through efficiency and pricing discipline, while growing sales of life and pensions in Central Europe. At Nationale-Nederlanden efficiency initiatives and customer service improvements are progressing according to plan. In July all remaining retail property & casualty product lines were migrated to the new IT platform, substantially reducing the turnaround time on new policies. The number of full-time staff had been reduced by about 700 from the end of 2004 and the company is on track to achieve the planned reduction of 1,000 FTEs by the end of 2007. Backlogs have been cleared in all product lines except the pension business, where legislative changes took effect from 2006.
Profitability at the Dutch insurance business has continued to improve. Operating expenses were down 3.2% in the second quarter as efficiency measures began to take effect. Continued discipline in product pricing and improved risk profiling led to a further improvement in margins. The internal rate of return on new life sales in the Netherlands rose to 14.1%. In Central & Rest of Europe, premium income increased strongly, supported by new products in Hungary and Poland. ING also received a licence at the end of March to start a life business in Bulgaria.
Earnings Analysis: Second Quarter
Underlying profit before tax at Insurance Europe increased 44.0% to EUR 704 million, driven by higher results in the Neth-erlands for both life and non-life insurance. Operating expenses remained under control, and underwriting experience was favourable, particularly in the Dutch non-life business. Results were also supported by higher fair value changes on real estate and private equity as well as a change in accounting treatment for separate account pension contracts.
Premium income grew just 1.1%, despite double-digit growth in new sales, as strong growth in Central & Rest of Europe was offset by lower life premiums in Belgium. Investment income declined 7.2% to EUR 1,130 million, reflecting the lower valuation of assets underlying certain group pension contracts with profit sharing, which is offset in underwriting expenditure. Commission income rose 8.7% driven by higher management fees in Central & Rest of Europe as assets increased. Other income rose sharply as a result of higher fair value changes on private equity investments and the revaluation of non-trading derivatives.
Operating expenses declined 0.6% to EUR 463 million, supported by lower headcount as a result of the restructuring programs at Nationale-Nederlanden, as well as lower pension costs and

7

Insurance Europe: Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	2,035	2,019	1,304	1,255	284	377	447	387

Operating expenses	311	314	230	240	19	19	62	55

Underlying profit before tax	567	395	483	299	21	29	63	67

Expenses/premiums life insurance[1]	20.43%	22.61%	25.67%	29.12%	14.08%	14.27%	12.83%	12.53%

Expenses/AUM investment products[1]	0.82%	0.95%	0.91%	1.00%	0.22%	0.28%	0.82%	1.11%

Value of new business	55	47	26	26	3	8	26	13

Internal rate of return[1]	14.5%	13.3%	14.1%	13.6%	10.2%	17.2%	16.3%	12.1%

Single premium	690	689	358	293	165	324	167	72

Annual premium	120	102	41	42	11	9	68	51

New sales (APE)	189	170	78	71	27	41	84	58

1.	Figures are first half
third-party staff expenses. Expenses fell 3.2% in the Netherlands and 2.6% in Belgium, while costs in Central & Rest of Europe rose 17.5% in line with the growth of the business.
Life insurance
Underlying profit before tax from life insurance increased 43.5% to EUR 567 million, bolstered by a strong increase in the Netherlands, where life profit rose 61.5%. Life results in the Netherlands were driven by lower operating expenses and strong investment performance, including EUR 44 million higher fair-value changes on private equity and EUR 10 million on real estate. Results also include a EUR 76 million gain as a catch-up from the first quarter due to a change in the method for calculating the provision for guarantees in separate-account pension contracts to better refl ect the positive impact of market interest rates if and when these exceed the guaranteed interest rate. Life results at RVS in the Netherlands rose 44.0% on higher investment income and lower operating expenses.
The strong results in the Netherlands were partially offset by declines elsewhere. Life results in Belgium were EUR 8 million lower, mainly due to a change in the commission structure with ING Bank Belgium. In Central & Rest of Europe underlying life profit before tax declined 6.0% to EUR 63 million due to lower investment income in Greece and Spain and amortisation of VOBA in Slovakia. Results in Poland rose, driven by higher fee income due to growth in assets under management.
Life premium income rose 0.8% to EUR 2,035 million, driven by a 15.5% increase in Central & Rest of Europe due to strong sales in Hungary and Poland. In the Netherlands life premiums grew 3.9%, while life premiums in Belgium fell 24.7%.
New business production
The value of new life business increased 17.0% to EUR 55 million, lifted by higher sales of single-premium products in Central & Rest of Europe and the Netherlands. The value of new business in Central & Rest of Europe doubled to EUR 26 million, driven by strong production in Slovakia and Spain. Annual premiums in Central & Rest of Europe increased 33.3% to EUR 68 million driven by Slovakia and Poland. In the Netherlands, the value of new business was level at EUR 26 million, as higher sales and improved margins at Nationale-Nederlanden were offset by lower sales at Postbank. Belgium saw a decline in the value of new business, reflecting lower sales and the change in commission structure with ING Bank Belgium. The overall internal rate of return on new life sales in Europe increased to 14.5% in the first half from 13.3%, driven by increased efficiency and refined product pricing in the Netherlands and Central Europe.
Insurance Europe: Non-Life Key Figures

	Total		Netherlands		Belgium		Central & Rest of Europe
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	412	402	322	316	78	74	12	12

Operating expenses	152	152	129	131	18	19	5	2

Underlying profit before tax	137	94	120	81	15	11	2	2

Claims ratio[1]	55%	62%	53%	61%	66%	66%	49%	54%

Expense ratio[1]	29%	28%	29%	28%	29%	30%	37%	35%

Combined ratio[1]	84%	90%	82%	89%	95%	96%	86%	89%

1.	Figures are first half
Non-life insurance
Underlying profit before tax from non-life insurance increased 45.7% to EUR 137 million due to favourable claims experience in the Dutch operations, where the combined ratio improved by 7%-points to 82%. Underwriting results improved, particularly in fire, motor and loss of income/accident. In Belgium non-life profit rose 36.4%, driven mainly by higher results in motor and health.
Non-life premiums grew 2.5% to EUR 412 million. Despite strong price competition in fire and motor, in the Netherlands premium income increased by 1.9%, mainly in liability insurance. In Belgium non-life premium rose 5.4% driven by fire and motor insurance. Operating expenses were unchanged as a decline in the Netherlands and Belgium was offset by higher expenses in Central & Rest of Europe.

8

2.2 Insurance Americas
Insurance Americas: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	6,273	5,656	10.9%	6,196	1.2%	12,469	10,821	15.2%

Investment income	1,140	1,208	-5.6%	1,092	4.4%	2,232	2,196	1.6%

Commission income	245	216	13.4%	249	-1.6%	494	419	17.9%

Other income	-30	-148		82		52	-77

Total underlying income	7,628	6,932	10.0%	7,619	0.1%	15,247	13,359	14.1%

Underwriting expenditure	6,430	5,840	10.1%	6,380	0.8%	12,810	11,213	14.2%

Other interest expenses	109	-24		126	-13.5%	235	49	379.6%

Operating expenses	633	567	11.6%	629	0.6%	1262	1,111	13.6%

Other impairments	-1					-1

Total underlying expenditure	7,171	6,383	12.3%	7,135	0.5%	14,306	12,373	15.6%

Underlying profit before tax	457	549	-16.8%	484	-5.6%	941	986	-4.6%

- of which Life	240	313	-23.3%	310	-22.6%	550	587	-6.3%

- of which Non-Life	217	236	-8.1%	174	24.7%	391	399	-2.0%

Key Figures

Value of new life business	65	47	38.3%	71	-8.5%	136	90	51.1%

Internal rate of return				11.6%		11.5%	10.6%

Assets under management (end of	193,800			199,600	-2.9%

Staff (FTEs end of period)	28,924	26,754	8.1%	28,212	2.5%	28,924	26,754	8.1%

Key Performance Indicators
•	Value of new life business up 38.3% to EUR 65 million

•	Internal rate of return improves to 11.5% from 10.6%

•	Operating expenses increase 9.4% excluding currencies
Insurance Americas continued to benefit from its focus on profitable growth and value creation in the second quarter, despite a challenging market environment. In the U.S., new business continues to be written at higher internal rates of return, while ING Canada has maintained strict underwriting discipline to manage claims in a modest growth market.
In the second quarter, the U.S. generated strong sales in its growth markets of retirement services and annuities, which contributed to a 38.3% increase in the value of new business for the region. Margins increased, and the internal rate of return on new life sales improved to 11.5% from 10.6%. In order to support the continued growth of the U.S. business, ING increased staff numbers, mainly in distribution and customer service, which contributed to an increase in expenses of 9.4% for the region excluding currency effects. In Canada, the combined ratio, though marginally higher, remained at historically low levels as favourable market conditions continued.
Earnings Analysis: Second Quarter
Underlying profit before tax at Insurance Americas declined 16.8% to EUR 457 million, as rising interest rates contributed to EUR 59 million higher net interest-related losses on fixed-income investments from normal trading as bonds were sold to reposition the portfolio. Results were also impacted by higher expenses, weaker product experience in the U.S. individual life business, and lower results in Mexico. That was partially offset by higher fee income from growth in assets under management, and EUR 33 million in positive currency effects, mainly from a stronger Canadian dollar. Premium income at Insurance Americas was up 10.9% to EUR 6,273 million, led by higher sales of annuity and retirement services products in the U.S. Currency effects contributed EUR 69 million to the increase.
Life insurance
Underlying profit before tax from life insurance declined 23.3% to EUR 240 million, reflecting lower earnings in both the U.S. and Latin America. Results in the U.S. decreased 18.4% to EUR 230 million due in part to EUR 19 million higher losses on fixed-income investments. Excluding currency effects and investment losses, profit declined 9.9% due to higher expenses as well as adverse mortality and lower premium volume in individual life. That more than offset the benefit of higher fee income from growth in assets under management. Asset growth was led by higher sales of annuities, including variable annuities with a lifetime withdrawal benefit feature and indexed annuities. Sales of retirement services products increased, supported by the sale of two large cases, which helped drive an increase in U.S. life

9

Insurance Americas: Life Key Figures

	Total		United States		Latin America
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	5,102	4,537	4,943	4,393	159	144

Operating expenses	422	381	375	343	47	38

Underlying profit before tax	240	313	230	282	10	31

Expenses/premiums life insurance[1]	14.09%	13.74%	13.27%	12.55%	20.99%	24.00%

Expenses/AUM investment products[1]	0.74%	0.73%	0.75%	0.75%	0.68%	0.60%

Value of new business	65	47	56	41	9	6

Internal rate of return[1]	11.5%	10.6%	11.5%	10.7%	12.7%	9.9%

Single premium	4,346	4,218	4,313	4,160	33	58

Annual premium	395	344	316	302	79	42

New sales (APE)	829	766	747	718	82	48

1.	Figures are first half
premium income of 12.5%, or 12.8% excluding currency effects. Results in Latin America were impacted by higher costs and intensifying competition in the pension markets in Mexico and Peru, particularly compared with the strong second quarter in 2005. Latin America contributed EUR 10 million to underlying life profit, down from EUR 31 million in the same period last year.
Operating expenses at the life insurance activities increased 10.8% to EUR 422 million. Life expenses as a percentage of assets under management increased one basis point to 0.74% as expense growth to support increased sales staff at the Latin American pension business outpaced growth in assets under management. Expenses as a percentage of premiums rose to 14.09% from 13.74% as expense growth exceeded premium growth due to lower premiums in individual life in the U.S. Approximately half of the increase in operating expenses in the U.S. is attributable to new personnel to support business growth, mainly in customer service and distribution. The balance of the expense increase includes higher brand advertising costs and increased costs for legal and regulatory matters.
As previously reported, ING affiliates in the U.S. have been involved in investigations of products and practices in the financial services industry conducted by various state and federal agencies and self-regulatory organizations, some of which have resulted in regulatory action involving ING. The timing and outcome of these on-going matters are uncertain but are not expected to have a material adverse effect on ING Group.
New business production
Higher sales and improved margins led to a 38.3% increase in the value of new life business in Insurance Americas to EUR 65 million, due to improvements in the product mix and refined product pricing. In the U.S., the value of new business increased 36.6% to EUR 56 million, driven by sales growth in retirement services and annuities as well as improved pricing and a change in product mix in annuities. The value of new life business in Latin America increased to EUR 9 million, supported by higher sales in pension funds, mainly in Mexico where the addition of new sales personnel helped boost sales. However, the Mexican pension market remains highly competitive due to a transfer war, resulting in relatively high lapses. The internal rate of return in the Americas improved 0.9%-points to 11.5%. In local currency terms, the internal rate of return for the U.S. business was 11.9%.
Insurance Americas: Non-Life Key Figures

	Total		Canada		Latin America
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	1,171	1,119	838	746	333	373

Operating expenses	211	186	145	119	66	67

Underlying profit before tax	217	236	204	199	13	37

Claims ratio[1]	61%	61%	56%	55%	73%	69%

Expense ratio[1]	30%	29%	30%	30%	28%	29%

Combined ratio[1]	91%	90%	86%	85%	101%	98%

1.	Figures are first half
Non-life insurance
Underlying profit before tax from the non-life units of Insurance Americas declined 8.1% to EUR 217 million as a weaker performance in Latin America offset higher results in Canada. Excluding the positive impact of currency movements, results in both Canada and Latin America declined. Profit from ING Canada declined 8.0% excluding currencies due to a slight deterioration in the combined ratio, however the ratio remained relatively favourable at 86%. Results from Latin America declined due to lower underwriting results in the automobile and property & casualty business in Mexico. Premium income rose 4.6% to EUR 1,171 million. Excluding currency effects, premiums declined 3.5% due to a shift in strategy in Mexico to focus on small and medium-sized cases, which led to lower volume in commercial property and casualty insurance. Premium income in Canada was essentially flat excluding currency effects. Expenses in the non-life businesses rose 13.4% to EUR 211 million, mainly due to currency effects. Excluding currencies, the remaining 6.9% increase was primarily related to higher marketing expenses in Canada.

10

2.3 Insurance Asia/Pacific
Insurance Asia/Pacific: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	3,323	3,357	-1.0%	3,088	7.6%	6,411	6,167	4.0%

Investment income	257	205	25.4%	251	2.4%	508	398	27.6%

Commission income	77	62	24.2%	69	11.6%	146	118	23.7%

Other income	27	-14		-104		-77	-25

Total underlying income	3,684	3,610	2.0%	3,304	11.5%	6,988	6,658	5.0%

Underwriting expenditure	3,305	3,346	-1.2%	2,907	13.7%	6,212	6,043	2.8%

Other interest expenses	2	2		3	-33.3%	5	4	25.0%

Operating expenses	220	209	5.3%	238	-7.6%	458	389	17.7%

Total underlying expenditure	3,527	3,557	-0.8%	3,148	12.0%	6,675	6,436	3.7%

Underlying profit before tax	157	53	196.2%	156	0.6%	313	222	41.0%

- of which Life	156	52	200.0%	154	1.3%	310	220	40.9%

- of which Non-Life	1	1		2	-50.0%	3	2	50.0%

Key Figures

Value of new life business	109	99	10.1%	124	-12.1%	233	198	17.7%

Internal rate of return				17.1%		17.5%	14.2%

Assets under management (end of period)	73,400			73,200	0.3%

Staff (FTEs end of period)	9,550	8,903	7.3%	9,235	3.4%	9,550	8,903	7.3%

Key Performance Indicators
•	Value of new business rises 10.1% to EUR 109 million

•	New sales (APE) decline 23.7% to EUR 544 million

•	Net inflow of AUM reaches EUR 2.7 billion in Q2
Insurance Asia/Pacific continues to pursue profitable organic growth and small add-on acquisitions in both the advanced and developing markets in the region. ING’s four largest markets in the region—South Korea, Japan, Taiwan and Australia—already generate almost half of the value of new business for ING Group. In developing markets such as China and India, ING is investing in its greenfield operations to secure growth over the long term.
In the second quarter, the value of new life business rose 10.1% to EUR 109 million. New sales declined 23.7% from the second quarter of 2005, when sales were boosted by a short-term endowment product in Taiwan which was only sold in the second quarter. Excluding that impact, new sales rose 17.0%. Strong sales resulted in a net inflow of EUR 2.7 billion to assets under management. That was largely offset by currency effects, and total assets under management increased slightly to EUR 73.4 billion.
In China, ING’s purchase last year of a 19.9% stake in Bank of Beijing helped bolster distribution of insurance products through its ING Capital joint venture. In India, ING Vysya Life is rolling out new branches across the country and now has 86 branches in 73 cities. ING is also strengthening its fund management business in Taiwan with the acquisition of ABN Amro’s domestic fund business, announced in July, which is expected to be completed later this year. The purchase will reinforce ING’s position as largest overall asset manager in Taiwan.
Earnings Analysis: Second Quarter
Profit growth at Insurance Asia/Pacific remained strong in the second quarter. Underlying profit before tax climbed to EUR 157 million from EUR 53 million in the second quarter last year, when ING booked a loss of EUR 59 million in Taiwan as it resumed reserve strengthening due to low interest rates. Excluding Taiwan, underlying profit before tax rose 40.2%, driven by continued growth in South Korea and the Rest of Asia. Compared with the first quarter of 2006, total underlying profit before tax for Insurance Asia/Pacific was flat. Life insurance accounted for EUR 156 million of the underlying profit before tax in the second quarter, and non-life insurance profit was unchanged at EUR 1 million.
Growth was driven by South Korea, where underlying profit before tax increased to EUR 79 million from EUR 35 million, supported by strong sales, increased scale of the business and EUR 7 million in one-time adjustments to reserves and deferred acquisition costs. Results in South Korea last year also included a EUR 16 million unrealised loss on cash-flow hedges, which were determined not to qualify for hedge accounting under IFRS. In Japan, profit rose 13.6% to EUR 25 million, mainly due to more favourable claims experience in the corporate-owned life insur-

11

Insurance Asia/Pacific: Life Key Figures

	Total		Australia & NZ		Japan		South Korea		Taiwan		Rest of Asia
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	3,312	3,346	47	35	1,435	1,778	776	546	861	804	193	183

Operating expenses	218	208	47	46	40	39	46	32	46	54	39	37

Underlying profit before tax	156	52	43	48	25	22	79	35	0	-59	9	6

Expenses/premiums[1]	7.98%	8.16%	19.35%	19.46%	6.82%	6.70%	5.40%	5.25%	6.57%	7.43%	16.55%	20.17%

Expenses/AUM[1]	0.80%	0.87%	0.59%	0.69%	0.48%	0.86%	14.17%	19.80%	7.89%	10.96%	0.99%	1.16%

Value of new business	109	99	8	1	31	42	28	36	41	21	1	-1

Internal rate of return[1]	17.5%	14.2%	15.1%	12.0%	13.8%	12.3%	44.5%	37.0%	18.5%	13.3%	9.1%	8.3%

Single premium	1,607	1,618	339	206	1,119	1,331	90	57	40	1	19	23

Annual premium	384	551	29	8	71	102	193	137	54	274	37	30

New sales (APE)	544	713	63	29	182	235	203	143	58	274	38	33

1.	Figures are first half
ance business. Profit from the Japanese single-premium variable annuity business was slightly lower than last year, despite higher fee income on increased assets under management. Underlying profit before tax from Australia & New Zealand declined by EUR 5 million to EUR 43 million due to lower interest income after surplus capital was repatriated to ING Group in the fourth quarter of 2005.
Life premium income declined 1.0% to EUR 3,312 million, as lower sales of single-premium variable annuities in Japan offset premium growth of 42.1% in South Korea, 34.3% in Australia & New Zealand, and 7.1% in Taiwan. The greenfield operations in China and Thailand posted growth in life premium income of 38% and 41% respectively.
Total investment income rose 25.4% to EUR 257 million, mainly reflecting growth in the insurance portfolios in South Korea and Taiwan as well as a shift in investments to higher yielding assets. Commission and fee income increased, reflecting higher assets under management at ING Investment Management Asia and the Australian life and wealth management business. Other income increased mainly due to profits on derivatives in Japan to hedge guarantees on variable annuities, although these were largely offset by an increase in underwriting expenses.
Operating expenses rose 5.3% in total and 4.8% for the life business, mainly due to increases in staff and operational capacity in South Korea to support the strong growth as well as the increased complexity of the business. Total underlying operating expenses declined 7.6% compared with the first quarter when Taiwan incurred EUR 19 million of non-recurring expenses due in part to the domestication of the Taiwanese insurance unit as of 1 March 2006. Operating expenses as a percentage of premiums on traditional life insurance products were reduced to 7.98% from 8.16%. Expenses to assets under management for the investment-linked business declined to 0.80% from 0.87%, mainly due to higher assets under management in Japan, Australia, Taiwan and South Korea.
In Taiwan a charge of EUR 33 million was taken in the second quarter to strengthen reserves due to the low interest rate environment, reducing profit in the quarter to nil. Interest rates increased by 19 basis points in the quarter, resulting in an improvement of the reserve adequacy level of ING Life Taiwan to 58% (EUR 432 million) from 52% (EUR 88 million) at the end of March. At the 90% confidence levels the reserve inadequacy improved and is now at the lower end of the EUR 2.8—3.3 billion range for Taiwan and EUR 1.1—1.6 billion for Insurance Asia/ Pacific. That is more than compensated by excess reserves elsewhere in the Group.
New business production
The value of new business at Insurance Asia/Pacific increased 10.1% to EUR 109 million, primarily driven by Taiwan due to an improved product mix as well as higher margins on single-premium variable annuity sales in Japan. The value of new business in South Korea declined due to repricing that took effect from 1 April, in line with local regulations which required insurers to reprice products using lower mortality charges and acquisition expense loadings. New sales declined 23.7% to EUR 544 million from EUR 713 million in the second quarter last year, when sales included EUR 248 million from a high-volume short-term endowment product sold in Taiwan in the second quarter of 2005 only. Excluding that product, new sales increased 17.0%. Sales in South Korea rose 42.0% and more than doubled in Australia & New Zealand. In Japan new sales declined from a very strong 2005 due to increased competition in the single-premium variable annuities market as well as new tax deductibility rules on long-term accident products in April, which reduced demand for those products in the corporate-owned life insurance (COLI) segment. The internal rate of return for new business at Insurance Asia/Pacific increased to 17.5% in the first half from 14.2% in the same period last year, driven by a further increase in South Korea, where the IRR rose to 44.5% due to increased sales of investment-linked products with lower capital costs and sales of higher-margin health products. The internal rate of return in Taiwan showed a major improvement to 18.5% from 13.3% reflecting lower hedge costs due to higher interest rates and improved profitability.

12

3. Banking
Banking: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Interest result	2,234	2,134	4.7%	2,395	-6.7%	4,629	4,293	7.8%

Investment income	166	175	-5.1%	114	45.6%	280	331	-15.4%

Commission income	652	529	23.3%	695	-6.2%	1,347	1,062	26.8%

Other income	536	443	21.0%	444	20.7%	980	846	15.8%

Total underlying income	3,588	3,281	9.4%	3,648	-1.6%	7,236	6,532	10.8%

Operating expenses	2,237	2,201	1.6%	2,199	1.7%	4,436	4,251	4.4%

Gross result	1,351	1,080	25.1%	1,449	-6.8%	2,800	2,281	22.8%

Addition to loan loss provision	-5	50		-25		-30	46

Underlying profit before tax	1,356	1,030	31.7%	1,474	-8.0%	2,830	2,235	26.6%

Taxation	339	207	63.8%	382	-11.3%	721	547	31.8%

Profit before minority interests	1,017	823	23.6%	1,092	-6.9%	2,109	1,688	24.9%

Minority interests	13	-1		14	-7.1%	27	15	80.0%

Underlying net profit	1,004	824	21.8%	1,078	-6.9%	2,082	1,673	24.4%

Net gains/losses on divestments	-9	47				-9	408

Net profit from divested units		-55		-1		-1	-54

Special items after tax		35					35

Net profit from Banking	995	851	16.9%	1,077	-7.6%	2,072	2,062	0.5%

Key Figures

Net return on equity				23.2%		22.0%	24.0%

Interest margin	1.00%	1.11%		1.12%		1.06%	1.15%

Underlying cost/income ratio	62.3%	67.1%		60.3%		61.3%	65.1%

Risk costs in bp of average CRWA	0	7		-3		-2	3

Risk-weighted assets (end of period)	342,642	305,543	12.1%	333,365	2.8%	342,642	305,543	12.1%

Underlying RAROC before tax				31.0%		29.3%	25.4%

Underlying RAROC after tax				24.0%		21.9%	18.7%

Economic capital (average over period)				15,367		15,676	14,700	6.6%

Staff (FTEs end of period)	65,326	63,765	2.4%	64,813	0.8%	65,326	63,765	2.4%

Earnings Analysis: Second Quarter
ING’s banking operations continued to benefit from growth in mortgages and savings, strong cost control and a benign credit environment. Underlying net profit rose 21.8% to EUR 1,004 million in the second quarter from EUR 824 million in the same period last year, driven by strong income growth and a net release from the provision for loan losses. Income growth was driven by higher savings and residential mortgages at ING Direct and Retail Banking, higher commission income at ING Real Estate, as well as higher income from Leasing & Factoring at ING Wholesale Banking. The cost/income ratio improved as strong income growth outpaced a modest increase in expenses. ING’s continued focus on value creation and capital allocation resulted in a strong increase in the underlying risk-adjusted return on capital after tax, which rose to 21.9% in the first half of the year, driven by higher returns in Wholesale and Retail Banking.
Underlying net profit declined 6.9% in the second quarter from a very strong first quarter, mainly due to a change in the parameters for risk provisioning in Retail Banking. Net profit of ING’s banking operations rose 16.9% to EUR 995 million from
EUR 851 million in the second quarter of 2005, when profit included a EUR 47 million gain from restructuring the NMB-Heller joint venture, a loss of EUR 55 million from divested units and a EUR 35 million release of tax reserves. In the second quarter this year the divestment of ING Belgium’s U.K.-based brokerage unit, Williams de Broë, resulted in a net loss of EUR 9 million.
Income
Total underlying income from banking rose 9.4% to EUR 3,588 million, mainly due to strong growth in savings and mortgage lending and higher commission income.

13

The underlying interest result rose 4.7% to EUR 2,234 million, driven by ING Direct and Retail Banking due to strong growth in savings and mortgage lending. The interest result in Wholesale Banking declined 4.2%, due to a reclassification of EUR 66 million to trading income. The total interest margin in the second quarter of 2006 was an annualised 1.00%, a decline of 11 basis points compared with the second quarter of 2005. The decrease was due to flattening yield curves, pressure on margins and the continued growth of ING Direct, which has a lower average interest margin of 0.90%. The reclassification also had a negative impact of 3 basis points.
Banking: Loans and Advances to Customers

	30 June	31 March
In EUR billion	2006	2006	Change

Public authorities	20.5	19.2	6.8%

Other corporate	218.3	207.2	5.4%

Total corporate	238.8	226.4	5.5%

Mortgages	174.4	167.0	4.4%

Other personal	23.7	23.4	1.3%

Total personal	198.1	190.4	4.0%

Provisions for bank lending	-2.9	-3.1

Total bank lending	434.0	413.7	4.9%

Loans and advances to customers of the banking operations rose by EUR 20.3 billion, or 4.9% to EUR 434.0 billion at the end of June. The appreciation of the euro had a negative impact of EUR 2.1 billion on growth in the second quarter. Corporate lending increased by EUR 12.4 billion, of which EUR 7.1 billion was in the Netherlands. Personal lending grew by 4.0% or EUR 7.7 billion to EUR 198.1 billion, driven by strong growth in mortgages, particularly at ING Direct. Residential mortgages were up EUR 7.4 billion, of which EUR 4.7 billion was from ING Direct and EUR 2.0 billion was from the Dutch retail banking activities. Customer deposits and other funds on deposit of the banking operations rose by EUR 21.0 billion, or 4.3%, to EUR 504.3 billion at the end of June 2006, driven by an increase in current accounts. Total savings increased by EUR 4.0 billion, of which EUR 2.2 billion was at ING Direct.
Investment income declined 5.1% to EUR 166 million, mainly due to lower realised gains on equities and bonds. That was partially offset by higher dividend income and fair-value changes on real estate. Commission income rose 23.3% to EUR 652 million, driven by higher management fees, mainly from growth in the investment management activities at ING Real Estate. Commission on funds transfer declined, due entirely to a reclassification of fees paid to other banks for guest use of ATMs from expenses to net commission income. Other income rose 21.0% to EUR 536 million, mainly due to a higher result on the trading portfolio, which was positively affected by the reclassification of EUR 66 million from the interest result. The share of profit from associates rose by EUR 10 million, while the valuation result on non-trading derivatives was up EUR 16 million.
Expenses
Expenses remained under control in the second quarter, with total underlying operating expenses increasing 1.6% to EUR 2,237 million. Lower expenses at the Retail Banking units in the Netherlands and Belgium offset the impact of an increase in litigation provisions. Operating expenses at Wholesale Banking declined 1.4% compared with the second quarter last year when an impairment charge was taken on development projects at ING Real Estate. ING Direct posted a 16.0% increase, of which almost half was due to higher marketing expenditure. Of the EUR 170 million in additional costs expected this year for compliance, including customer due diligence, about EUR 35 million has been taken so far and the remaining EUR 135 million is expected in the second half of the year. Excluding non-recurring items and investments to support the growth of ING Direct and ING Real Estate, recurring expenses increased just 1.7%. The underlying cost/income ratio improved to 62.3% from 67.1% in the second quarter of 2005. The number of staff increased to 65,326 from 63,765 due to growth at ING Direct, ING Real Estate and the retail banking activities in India and Romania. Staff numbers in the Benelux and Poland declined.
For the second consecutive quarter, the banking operations booked a net release from the provision for loan losses as the credit environment remained benign and recoveries were booked in Wholesale Banking. An amount of EUR 5 million was released from the provision in the second quarter. That compares with an addition to the provision for loan losses of EUR 50 million in the second quarter of 2005. Retail Banking showed an increase in loan loss provisions due to a revision of the parameters for provisions on non-performing loans, which resulted in an extra EUR 28 million addition to provisions in the second quarter in order to apply the new parameters to the existing portfolio. There is still no indication of a deterioration in the loan portfolio, and risk costs are expected to remain well below historical norms for the remainder of 2006. However, risk costs are expected to return gradually to a more normalised level of between 25-30 basis points over the coming years.
RAROC
Strong growth, efficient capital allocation and continued pricing discipline led to a solid increase in returns at the banking operations. The underlying risk-adjusted return on capital (RAROC) after tax increased to 21.9% in the first half of 2006 from 18.7% in the first half of 2005. Economic capital increased by nearly EUR 1.0 billion to EUR 15.7 billion due to model refinements and increases to support the growth of ING Direct and Retail Banking. Economic capital at Wholesale Banking was reduced by EUR 0.4 billion. The RAROC of Wholesale Banking improved to 22.4% from 18.7% after tax, while Retail Banking rose to 34.7% from 32.9%. ING Direct declined to 11.6% from 14.3%, mainly due to higher tax charges. In the RAROC calculation the actual credit-risk provisioning is replaced by statistically expected losses reflecting the average credit losses over the entire economic cycle. As ING prepares for Basel II, further refinements to the model are in progress which are expected to increase economic capital and have a negative impact on the RAROC figures.

14

3.1 Wholesale Banking
Wholesale Banking: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Interest result	609	636	-4.2%	707	-13.9%	1,316	1,333	-1.3%

Investment income	152	159	-4.4%	93	63.4%	245	296	-17.2%

Commission income	326	232	40.5%	326	0.0%	652	471	38.4%

Other income	410	366	12.0%	382	7.3%	792	718	10.3%

Total underlying income	1,497	1,393	7.5%	1,508	-0.7%	3,005	2,818	6.6%

Operating expenses	830	842	-1.4%	806	3.0%	1,636	1,611	1.6%

Gross result	667	551	21.1%	702	-5.0%	1,369	1,207	13.4%

Addition to loan loss provision	-66	6		-63		-129	-76

Underlying profit before tax	733	545	34.5%	765	-4.2%	1,498	1,283	16.8%

- General Lending & PCM	218	112	94.6%	213	2.3%	431	319	35.1%

- Structured Finance	122	127	-3.9%	151	-19.2%	273	245	11.4%

- Leasing & Factoring	53	25	112.0%	57	-7.0%	110	76	44.7%

- Financial Markets	168	165	1.8%	236	-28.8%	404	441	-8.4%

- Other Wholesale Banking products	43	54	-20.4%	-8		35	41	-14.6%

- Wholesale Banking excluding Real Estate	604	483	25.1%	649	-6.9%	1,253	1,122	11.7%

- ING Real Estate	129	62	108.1%	116	11.2%	245	161	52.2%

Key Figures

Underlying cost/income ratio	55.4%	60.4%		53.4%		54.4%	57.2%

Risk costs in bp of average CRWA	-16	2		-16		-16	-10

Risk-weighted assets (end of period)	170,809	165,660	3.1%	166,430	2.6%	170,809	165,660	3.1%

Underlying RAROC before tax				28.4%		28.0%	23.1%

Underlying RAROC after tax				23.5%		22.4%	18.7%

Economic capital (average over period)				8,211		8,180	8,579	-4.6%

Staff (FTEs end of period)	20,405	20,456	-0.2%	20,436	-0.2%	20,405	20,456	-0.2%

Key Performance Indicators
•	Underlying RAROC after tax rises to 22.4%

•	Cost/income ratio improves to 55.4%

•	Income rises 7.5% driven mainly by ING Real Estate
ING Wholesale Banking continued to deliver steady profitable growth by focusing on value-added products such as Structured Finance, Leasing and Financial Markets. The business line is focused on controlling growth in risk-weighted assets, rebalancing revenues to more fee-based income, and improving efficiency. At ING Real Estate the priority is on managed growth of the investment management activities to capitalise on the strong appetite for real estate funds among investors.
Those initiatives continued to pay off with Wholesale Banking making a solid contribution to the profit growth of the Group, despite challenging market circumstances in the second quarter. Returns increased strongly with the risk-adjusted return on capital after tax rising to 22.4% for the first half from 18.7%. The cost/income ratio improved to 55.4% from 60.4%, helped by lower expenses in the Netherlands and Belgium. Income grew 7.5%, mainly driven by a 30.9% increase at ING Real Estate. In the second quarter, ING Lease tripled its car fleet in the U.K. with the purchase of Appleyard Vehicle Contracts. The transaction follows the purchase of Autoplan in France in late 2005. ING Belgium sold its U.K. brokerage unit, Williams de Broë, as part of ING’s strategy to focus on core businesses.
Earnings Analysis: Second Quarter
Underlying profit before tax from Wholesale Banking rose 34.5% to EUR 733 million, driven by strong growth in income at ING Real Estate, lower expenses and a net release from the loan loss provisions due to recoveries on old problem loans. ING Real Estate’s underlying profit before tax more than doubled to EUR 129 million, driven by growth in the investment management activities following the purchases of two property portfolios last year and an improvement in results from the development activities. Underlying profit before tax of Wholesale Banking excluding ING Real Estate rose 25.1% to EUR 604 million, driven

15

Wholesale Banking: Geographical Breakdown (excluding ING Real Estate)

	Total		Netherlands		Belgium		Rest of World		Other
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Total underlying income	1,264	1,215	449	450	391	361	377	392	47	12

Underlying operating expenses	721	724	263	271	180	187	257	249	21	17

Gross result	543	491	186	179	211	174	120	143	26	-5

Addition to loan loss provision	-61	8	-34	25	-2	5	-25	-22	0	0

Underlying profit before tax	604	483	220	154	213	169	145	165	26	-5

Underlying cost/income ratio	57.0%	59.6%	58.6%	60.2%	46.0%	51.8%	68.2%	63.5%	44.7%	141.7%

Risk costs (bp of average CRWA)	-17	2	-25	20	-2	5	-19	-20	0	0

Risk-weighted assets (in EUR bln)	144.9	143.3	55.1	51.0	36.9	43.5	52.2	46.8	0.7	2.0

Underlying RAROC before tax[1]	25.8%	22.1%	22.8%	25.3%	36.4%	31.4%	22.2%	16.0%	21.1%	-40.9%

Economic capital[1]	7,078	7,569	2,809	2,576	1,677	2,105	2,440	2,709	152	179

1.	Figures are first half
by growth in Leasing & Factoring, General Lending and Payments & Cash Management. Underlying profit before tax from Leasing & Factoring rose sharply to EUR 53 million from EUR 25 million in the second quarter last year, when earnings were impacted by a negative revaluation on non-trading derivatives. Profit from General Lending and Payments & Cash Management rose 94.6% to EUR 218 million supported by releases of loan loss provisions. Financial Markets results were little changed compared with the second quarter last year, but declined 28.8% from the very strong first quarter.
Income
Underlying income from Wholesale Banking excluding ING Real Estate rose 4.0% to EUR 1,264 million, driven by higher income across the range of activities. The strong improvement under Wholesale Other was mainly due to realised gains on private equity investments.
Expenses
Underlying operating expenses excluding ING Real Estate declined slightly by EUR 3 million to EUR 721 million. The cost/income ratio improved to 57.0% from 59.6% in the second quarter last year as growth in income outpaced expenses. Expenses include about EUR 5 million in one-time costs for compliance, including customer due diligence, out of EUR 70 million in costs expected this year. The remainder will be taken in the second half. The number of Wholesale staff excluding ING Real Estate declined 1.7% to 18,444 following the sale of Williams de Broë as well as lower staff numbers in Rest of World.
The further improvement of the credit portfolio and the release of provisions previously taken resulted in a net release from the provision for loan losses of EUR 61 million for Wholesale Banking excluding ING Real Estate compared with an addition of EUR 8 million in the second quarter of 2005. For the business line as a whole, including ING Real Estate, the net release was EUR 66 million, or an annualised 16 basis points of average credit-risk-weighted assets compared with an addition of 2 basis points in the second quarter last year.
RAROC
Higher economic returns and a reduction in economic capital led to an improvement of the underlying pre-tax RAROC for Wholesale Banking excluding ING Real Estate to 25.8% from 22.1%, supported by increases in Belgium and Rest of World.
The pre-tax RAROC of Wholesale Other improved to 21.1% due to realised gains on private equity investments. The economic capital of Wholesale Banking excluding ING Real Estate decreased by EUR 0.5 billion to about EUR 7.1 billion, mainly due to securitisations and improved client ratings in Belgium.
Focus: ING Real Estate

In EUR million	2Q2006	2Q2005	Change

Total underlying income	233	178	30.9%

Underlying operating expenses	109	118	-7.6%

Gross result	124	60	106.7%

Addition to loan loss provision	-5	-2

Underlying profit before tax	129	62	108.1%

- of which Investment Management	32	14	128.6%

- of which Investment Portfolio[1]	37	47	-21.3%

- of which Finance	57	45	26.7%

- of which Development	3	-44

Underlying cost/income ratio	46.8%	66.3%

Risk costs (bp of average CRWA)	-8	-3

Risk-weighted assets (EUR bln)	25.9	22.4	16.1%

Underlying RAROC before tax[2]	42.1%	30.2%

Economic capital (EUR bln)[2]	1.1	1.0	9.2%

ING Real Estate portfolio (EUR bln)[3]	75.1	72.7	3.3%

1.	Investment portfolio for own account, previously reported under Investment Management

2.	Figures are first half

3.	30 June 2006 compared with 31 March 2006
ING Real Estate continued to benefit from strong growth in its Investment Management business following the purchase of two large portfolios last year. Underlying profit before tax doubled to EUR 129 million from EUR 62 million in the second quarter of 2005. The increase was driven by Investment Management as assets under management at the unit increased by EUR 14.6 billion to EUR 51.5 billion. Development turned to a profit from a loss in the second quarter last year, when results included EUR 38 million in impairments. Finance’s profit rose 26.7% to EUR 57 million supported by growth of the portfolio by EUR 2.8 billion to EUR 20.9 billion, as well as a release of loan loss provisions. Plans to diversify the finance portfolio are on track, and lending outside the Netherlands now accounts for 34% of the total portfolio. The pre-tax RAROC of ING Real Estate rose to 42.1% from 30.2% as higher returns more than offset a EUR 0.1 billion increase in economic capital.

16

3.2 Retail Banking
Retail Banking: Profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Interest result	1,152	1,102	4.5%	1,149	0.3%	2,301	2,147	7.2%

Investment income	1	-4		12	-91.7%	13	4	225.0%

Commission income	292	271	7.7%	337	-13.4%	629	543	15.8%

Other income	36	39	-7.7%	49	-26.5%	85	76	11.8%

Total underlying income	1,481	1,408	5.2%	1,547	-4.3%	3,028	2,770	9.3%

Operating expenses	981	976	0.5%	963	1.9%	1,944	1,903	2.2%

Gross result	500	432	15.7%	584	-14.4%	1,084	867	25.0%

Addition to loan loss provision	48	18	166.7%	18	166.7%	66	59	11.9%

Underlying profit before tax	452	414	9.2%	566	-20.1%	1,018	808	26.0%

Key Figures

Underlying cost/income ratio	66.2%	69.3%		62.2%		64.2%	68.7%

Risk costs in bp of average CRWA	20	9		7		14	15

Total risk-weighted assets (end of period)	97,540	84,715	15.1%	95,621	2.0%	97,540	84,715	15.1%

Underlying RAROC before tax				55.6%		48.4%	48.0%

Underlying RAROC after tax				40.0%		34.7%	32.9%

Economic capital (average over period)				3,788		3,983	3,205	24.3%

Staff (FTEs end of period)	37,264	36,766	1.4%	37,012	0.7%	37,264	36,766	1.4%

Key Performance Indicators
•	Underlying RAROC after tax rises to 34.7%

•	Income up 5.2% on savings and mortgages

•	Cost/income ratio improves to 66.2% from 69.3%
ING’s retail banking units continue to push for growth in savings and mortgages in the Benelux as well as developing markets such as Poland, Romania and India. In the Netherlands and Belgium the focus is on controlled growth while maintaining high returns and containing costs. Initiatives to outsource parts of Operations & IT in the Benelux are continuing according to plan, and a third memorandum of understanding was signed with a group of suppliers in July. In developing markets ING is investing to build attractive market positions to secure future growth. ING Bank Slaski in Poland achieved strong growth in local-currency mortgages as well as savings and current accounts. ING Romania continued to roll out new “Selfbank” retail banking outlets, and now has 98 offices in 22 cities. ING Vysya Bank in India is also rolling out “Selfbanks” in Bangalore with plans to expand to six other cities.
In the second quarter, results at Retail Banking remained strong, supported by continued growth in savings and mortgages, particularly in Belgium and Poland. Growth in mortgages slowed somewhat in the Netherlands, increasing by EUR 2.0 billion in the second quarter compared with EUR 3.4 billion in the first quarter of 2006 as refinancing activity slowed as interest rates rose. Margins came under some pressure due to increased competition, however ING opted not to sacrifice margins for market share. Such pricing discipline helped secure a further increase in the risk-adjusted return on capital to 34.7%, while income rose 5.2%. Cost control remained tight, resulting in an improvement in the cost/income ratio to 66.2% as income growth outpaced expenses.
Earnings Analysis: Second Quarter
Underlying profit before tax from Retail Banking rose 9.2% to EUR 452 million compared with the second quarter of 2005, driven by growth in income from savings and mortgages while expenses remained under control. Risk costs increased due to a revision of the parameters for provisions on non-performing loans in the Netherlands and Belgium. However there was no sign of a deterioration in the credit portfolio.
Profit from Belgium doubled to EUR 109 million, driven by strong income growth and lower expenses. In Poland, profit from the retail banking activities of ING Bank Slaski increased from EUR 3 million to EUR 13 million, driven by strong top-line growth and lower risk costs. Profit in the Netherlands rose 6.5% to EUR 361 million as lower expenses were partially offset by the catch-up in loan loss provisions. The pre-tax results of the retail banking activities in Rest of World turned from a profit of EUR 20 million to a loss of EUR 31 million, mainly due to an increase in litigation provisions and lower results at ING Vysya Bank due to investments to support further expansion. Compared with the record first quarter of 2006, total underlying profit before tax for Retail Banking declined 20.1%, mainly due to the increase in

17

Retail Banking: Geographical Breakdown

	Total		Netherlands		Belgium[1]		Poland		Rest of World
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Total underlying income	1,481	1,408	970	966	388	338	62	48	61	56

Operating expenses	981	976	576	605	266	282	49	47	90	42

Gross result	500	432	394	361	122	56	13	1	-29	14

Addition to loan loss provision	48	18	33	22	13	4	0	-2	2	-6

Underlying profit before tax	452	414	361	339	109	52	13	3	-31	20

Underlying cost/income ratio	66.2%	69.3%	59.4%	62.6%	68.6%	83.4%	79.0%	97.9%	147.5%	75.0%

Risk costs (bp of average CRWA)	20	9	19	14	28	10	3	-101	9	-46

Risk-weighted assets (EUR billion)	97.5	84.7	71.5	65.9	19.1	12.7	0.7	0.7	6.3	5.4

Underlying RAROC before tax[2]	48.4%	48.0%	69.8%	64.9%	67.4%	44.8%	20.0%	0.5%	-5.0%	4.4%

Economic capital[2]	3,983	3,205	2,105	1,959	719	538	131	127	1,027	580

1.	Including Luxembourg & Switzerland

2.	Figures are first half
risk costs as well as the increase in litigation provisions. Excluding non-recurring items from both quarters, profit from Retail Banking declined about 10% in the second quarter from the first.
Income
Underlying income increased 5.2% to EUR 1,481 million, driven by strong growth in Belgium and Poland. Income from Belgium grew 14.8% driven by higher income from mortgages, savings and current accounts. In Poland income rose 29.2% due to growth in savings and an improvement in the interest margin. In the Netherlands income growth was subdued at 0.4%, due in part to a reclassification of fees paid to other banks for clients’ use of ATMs from expenses to net commission income, resulting in a negative impact of EUR 18 million in the quarterly comparison. The total interest result rose 4.5%, driven by growth in mortgages and savings. Commission income rose 7.7% driven by higher asset management fees in the Netherlands and Belgium. That was partially offset by lower funds transfer commission due to the shift of fees paid for ATM use.
Expenses
Operating expenses increased by a modest 0.5% to EUR 981 million as lower expenses in the Netherlands and Belgium offset the increase in litigation provisions. Expenses in the Netherlands declined 4.8% due to cost containment and the shift of ATM fees paid. In Belgium, expenses declined 5.7%, supported by some small divestments in 2005. Expenses in Poland were up 4.3%, almost entirely due to higher staff expenses. The cost/ income ratio improved to 66.2% from 69.3%. Out of EUR 100 million in compliance costs expected this year for customer due diligence in the Netherlands, about EUR 30 million has been booked so far and the remainder is expected in the second half. The number of retail staff rose 1.4% to 37,264 due to growth in India and Romania, offset in part by lower numbers in Belgium, the Netherlands and Poland.
The addition to the provision for loan losses rose to EUR 48 million from EUR 18 million, due to a revision of the parameters for provisions on non-performing loans, which resulted in an extra EUR 28 million addition to provisions in the second quarter in order to apply the new parameters to the existing portfolio. The addition equalled an annualised 20 basis points of average credit-risk-weighted assets, up from 9 basis points in the second quarter of 2005, however there is no sign of a deterioration in the credit portfolio.
RAROC
Returns from Retail Banking continued to increase, supported by pricing discipline. The underlying risk-adjusted return on capital after tax improved to 34.7% in the first half of 2006 from 32.9% in the same period last year. The strong pre-tax RAROCs of both the Netherlands and Belgium improved further. The RAROC before tax for Poland increased to 20.0% from 0.5%, due to a higher economic return. The pre-tax RAROC from Rest of World dropped to -5.0% from 4.4%, due to the increase in litigation provisions and losses at ING Vysya Bank due to investments to support further expansion. The Private Banking activities in Asia are performing above ING’s target. Economic capital increased by EUR 0.8 billion to EUR 4.0 billion due to refinements of the model, an increase in the value of ING’s stake in Kookmin Bank, the purchase of a 19.9% stake in Bank of Beijing, as well as continued growth of the business.
Focus: Private Banking

In EUR million	2Q2006	2Q2005	Change

Total underlying income	160	152	5.3%

Operating expenses	101	105	-3.8%

Gross result	59	47	25.5%

Addition to loan loss provision	0	-3

Underlying profit before tax	59	50	18.0%

- of which Netherlands	18	17	5.9%

- of which Belgium[1]	31	23	34.8%

- of which Rest of World	10	10	0.0%

Cost/income ratio	63.1%	69.1%

Assets under mgmt (EUR bln)[2]	54.9	55.8	-1.6%

1.	Including Luxembourg & Switzerland

2.	30 June compared with 31 March 2006.
The underlying profit before tax of the Private Banking activities (included in the results of the Netherlands, Belgium and Rest of World) rose 18.0% to EUR 59 million, driven by growth in income in the Netherlands and Asia as volume grew and margins in Asia increased. Expenses declined 3.8%, notably in Belgium due to two small divestments. The cost/ income ratio improved to 63.1% from 69.1%. Total assets under management for Private Banking clients declined slightly to EUR 54.9 billion at the end of June 2006, due to lower stock markets and a stronger euro. Net inflow in the quarter was EUR 0.8 billion.

18

3.3 ING Direct
ING Direct: profit & Loss Account

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Interest result	551	432	27.5%	556	-0.9%	1,107	884	25.2%

Investment income	14	24	-41.7%	12	16.7%	26	35	-25.7%

Commission income	34	24	41.7%	33	3.0%	67	46	45.7%

Other income	9	17	-47.1%	6	50.0%	15	19	-21.1%

Total underlying income	608	497	22.3%	607	0.2%	1,215	984	23.5%

Operating expenses	399	344	16.0%	424	-5.9%	823	667	23.4%

Gross result	209	153	36.6%	183	14.2%	392	317	23.7%

Addition to loan loss provision	13	26	-50.0%	20	-35.0%	33	63	-47.6%

Underlying profit before tax	196	127	54.3%	163	20.2%	359	254	41.3%

Key Figures

Interest margin	0.90%	0.84%		0.94%		0.92%	0.90%

Cost/income ratio	65.6%	69.2%		69.9%		67.7%	67.8%

Risk costs in bp of average CRWA	6	17		10		8	22

Total risk-weighted assets (end of period)	83,055	64,293	29.2%	80,469	3.2%	83,055	64,293	29.2%

RAROC before tax				18.1%		19.7%	19.8%

RAROC after tax				11.4%		11.6%	14.3%

Economic capital (average over period)				3,284		3,319	2,867	15.8%

Staff (FTEs end of period)	7,657	6,543	17.0%	7,365	4.0%	7,657	6,543	17.0%

1.	Figures under second quarter are first half
Key Performance Indicators
•	669,000 new customers added in second quarter

•	Mortgages up EUR 5.4 billion ex. currency effects

•	Funds entrusted up EUR 4.1 billion ex. currency effects
ING Direct continues to focus on maintaining its growth in customers and funds entrusted, while seeking to expand its residential mortgage portfolio to reach 40% of funds entrusted in the coming years.
Growth continued in the second quarter, with ING Direct adding 669,000 new customers, bringing the total to 16.4 million at the end of June. The residential mortgage portfolio increased by EUR 4.7 billion to EUR 61.0 billion, amounting 31% of funds entrusted. The strengthening of the euro in the second quarter offset part of the growth in mortgages and funds entrusted. Excluding currency effects, the residential mortgage portfolio grew by EUR 5.4 billion, driven by Germany, the U.S. and Australia.
Funds entrusted rose to EUR 196.9 billion, an increase of EUR 2.2 billion, or EUR 4.1 billion excluding currency effects. ING Direct Spain saw a net outflow of EUR 1.5 billion following a market scandal of mutual funds investing in postage stamps in May, which negatively impacted trust in non-traditional banks. ING Direct stepped up marketing efforts to restore trust, leading to higher deposits. Net inflows were positive again in July, amounting to EUR 0.4 billion. The U.S. and Australia also showed small declines in funds entrusted due to currency effects and the end of promotional campaigns which had generated strong inflow in the first quarter. On balance, the inflow of funds entrusted in local currencies for both countries was higher in the first half than in the same period last year. ING Direct increased client rates in most markets as interest rates rose. While managing overall profitability, further increases in client rates are expected in the second half to support the commercial growth of the business and provide value for money to customers.
Earnings Analysis: Second Quarter
Profit growth at ING Direct remained robust in the second quarter, despite flat yield curves, increases in client rates and the net outflow of funds entrusted in Spain. Underlying profit before tax from ING Direct rose 54.3% to EUR 196 million, driven by higher results in all countries. Profit was up 20.2% compared with the first quarter of 2006.
Income
Total income rose 22.3% to EUR 608 million, mainly driven by an increase in the interest result due to the growth in funds entrusted and residential mortgages. The total interest margin

19

increased to 0.90% compared with 0.84% in the second quarter last year. It declined slightly from 0.94% in the first quarter of 2006. Client rates were raised in the U.S., Canada, Australia and Germany in the second quarter to maintain a competitive product offering following increases by the U.S. Federal Reserve and the European Central Bank. Further client rate increases have been announced since the end of June in Canada, the U.S., Spain, Italy and Germany.
Expenses
Operating expenses increased 16.0% to EUR 399 million, mainly due to higher marketing expenses and strong growth in mortgage production. The cost/income ratio improved to 65.6% from 69.2% in the second quarter of 2005 and 69.9% in the first quarter this year. The operational cost base (excluding marketing) was 0.43% of total assets in the first half of this year compared with 0.40% in full-year 2005. The number of full-time staff rose to 7,657 at the end of June from 6,543 a year earlier.
The addition to the provision for loan losses declined to EUR 13 million, or an annualised 6 basis points of average credit-risk-weighted assets, compared with 17 basis points in the second quarter of 2005, mainly due to an improvement in the U.S. mortgage portfolio.
RAROC
The after-tax risk-adjusted return on capital of ING Direct declined to 11.6% in the first six months of 2006 from 14.3% in the first six months of 2005, mainly due to higher tax charges. The pre-tax RAROC was little changed at 19.7% from 19.8%. Total economic capital increased to EUR 3.3 billion from EUR 2.9 billion, refl ecting the continued growth of the business.
ING Direct: Geographical Breakdown

	Underlying profit before tax		Number of Clients		Funds Entrusted		Residential Mortgages
	(In EUR million)		(x 1,000)		(In EUR billion)		(In EUR billion)
	2Q	2Q	30 June	31 March	30 June	31 March	30 June	31 March
	2006	2005	2006	2006	2006	2006	2006	2006

Canada	18	17	1,400	1,361	12.6	12.6	9.0	8.0

Spain	16	14	1,380	1,342	12.2	13.7	4.2	3.9

Australia	22	19	1,324	1,282	10.4	10.8	13.4	12.6

France	11	5	576	556	12.1	11.5	0.0	0.0

United States	33	24	4,080	3,786	36.7	39.0	11.1	10.8

Italy	9	6	742	700	13.6	13.4	1.3	1.0

Germany & Austria	79	57	5,854	5,699	62.2	60.0	22.0	20.0

United Kingdom	8	-13	1,078	1,039	37.2	33.7	0.0	0.0

ING Direct units	196	129	16,434	15,765	196.9	194.7	61.0	56.3

ING Card	0	-2

Total	196	127

Geographical Breakdown
All ING Direct units posted higher profit in the second quarter, driven by continued commercial growth in savings and mortgages. Profit before tax of ING Direct U.K. rose to EUR 8 million this quarter from EUR 3 million in the first quarter of 2006 and a loss of EUR 13 million in the second quarter last year. ING Direct Spain’s profit rose slightly compared with both the previous quarter and the second quarter last year, despite the outflow of funds entrusted in the second quarter of 2006.
Profit before tax in the U.S. rose to EUR 33 million from EUR 24 million, supported by lower risk costs. Compared with the previous quarter, profit before tax was slightly lower as increases in client rates and an unfavourable yield curve development had a negative impact on the interest result.
In the second quarter, funds entrusted in the U.S. declined 5.9%, mainly due to currency effects. In local currency, funds entrusted were USD 0.5 billion, or 1.2%, lower after a savings promotion launched in the first quarter ended. However net inflow for the first half was USD 6.5 billion, which is higher than the net inflow in the same period last year.
ING Card
ING Card was break-even in the second quarter compared with a loss of EUR 2 million in the second quarter of 2005. The improvement was mainly caused by efficiency improvements in the business processes and a temporary reduction in marketing expenditure.

20

4. Assets under Management
Assets under Management distributed per Business Line

	Total		AUM by Business Line, 30 June 2006
	30 June	31 March	Insurance	Insurance	Insurance	Wholesale	Retail
In EUR billion	2006	2006	Europe	Americas	Asia/Pacific	Banking	Banking	ING Direct

Third-party AUM:

- for insurance policyholders	117.4	120.1	31.5	60.7	25.2

- for institutional clients	99.0	101.1	26.1	21.2	9.3	41.1	1.3

- for retail clients	86.4	86.9	6.1	33.0	15.0	2.1	24.1	6.1

- for private banking clients	54.9	55.8					54.9

Total third-party AUM	357.7	363.9	63.7	114.9	49.5	43.2	80.3	6.1

Proprietary assets	188.5	191.2	80.9	78.9	23.9	4.8

Total assets under management	546.2	555.1	144.6	193.8	73.4	48.0	80.3	6.1

Net inflow (in quarter)	10.5	7.0	0.2	5.4	2.7	1.8	0.5	-0.1

•	Net inflow of EUR 10.5 billion in second quarter

•	Currency effects have negative impact on AUM

•	Third-party AUM decline 1.7% to EUR 357.7 billion
Assets under Management
Assets under management declined EUR 8.9 billion in the second quarter of 2006 to EUR 546.2 billion due to negative currency effects, which shaved EUR 14.4 billion off total assets under management. Lower equity markets had a negative impact of EUR 5.0 billion, while the net inflow of assets amounted to EUR 10.5 billion, up from EUR 7.0 billion in net inflow in the first quarter of 2006.
Inflow
The net inflow of EUR 10.5 billion was driven by strong sales at Insurance Americas and Insurance Asia/Pacific as well as continued demand for property investment funds at ING Real Estate. Insurance Americas showed a strong inflow of EUR 5.4 billion, while Insurance Asia/Pacific contributed EUR 2.7 billion to net inflow, of which EUR 0.9 billion was from growth in single-premium variable annuities. ING Real Estate attracted a net inflow of EUR 1.8 billion, led by ING Clarion in the U.S. Private Banking also showed an inflow of EUR 0.8 billion.
Assets under Management by Manager

	Total		Third-Party Assets		Proprietary Assets
	30 June	31 March	30 June	31 March	30 June	31 March
In EUR billion	2006	2006	2006	2006	2006	2006

ING Investment Management Europe	139.7	144.9	84.2	86.9	55.5	58.0

ING Investment Management Americas	148.4	151.2	67.7	69.9	80.7	81.3

ING Investment Management Asia/Pacific	59.5	60.0	36.3	36.4	23.2	23.6

ING Investment Management	347.6	356.1	188.2	193.2	159.4	162.9

ING Real Estate	54.2	52.5	43.3	42.2	10.9	10.3

Private Banking	47.0	47.6	47.0	47.6

Other	24.7	24.1	6.5	6.1	18.2	18.0

Assets managed internally	473.5	480.3	285.0	289.1	188.5	191.2

Funds managed externally	72.7	74.8	72.7	74.8

Total assets under management	546.2	555.1	357.7	363.9	188.5	191.2

21

Assets under Management by Manager
The asset management business units manage EUR 473.5 billion of assets, of which EUR 188.5 billion is proprietary assets of ING Group and EUR 285.0 billion is third-party assets. In addition, ING’s business lines have distributed EUR 72.7 billion of funds managed by external fund managers under open-architecture systems, illustrating the strength of ING’s distribution channels, particularly the U.S. retirement services and annuities businesses, ING Direct and ING Life Japan.
ING Investment Management
ING Investment Management oversees both third-party assets and proprietary assets of ING Group. The total assets managed by ING IM amounted to EUR 347.6 billion of which EUR 188.2 billion is third-party assets. Total third-party assets declined 2.6% in the second quarter as currency effects and lower stock markets offset a solid net inflow. The third-party assets at ING IM Europe declined 3.1% to EUR 84.2 billion despite a net inflow of EUR 0.6 billion. In Asia the third-party assets declined slightly to EUR 36.3 billion. ING Funds Japan showed a strong net inflow of funds in the second quarter of EUR 0.8 billion. ING reached an agreement in July to purchase ABN Amro’s domestic asset management business in Taiwan, which will add EUR 2.9 billion to assets under management at closing later this year. Third-party assets at ING IM Americas declined 3.1% to EUR 67.7 billion, despite net inflow of EUR 3.0 billion in the second quarter. Fixed-income products in the U.S. showed strong sales of EUR 2.8 billion across its Investment Grade, High Yield and Senior Bank Loan strategies. ING IM Europe also contributed to these inflows by selling EUR 0.4 billion of the Senior Loan strategies managed by ING IM Americas. Investment performance at ING IM Americas was strong, with mutual funds outperforming their benchmarks by 81% on a 3-year basis.
Third-Party assets managed internally by asset class

In EUR billion	30 June 2006		31 March 2006

Equities	91.8	32.2%	97.2	33.6%

Fixed-income	107.4	37.7%	109.5	37.9%

Real Estate	47.4	16.6%	43.5	15.0%

Cash	38.4	13.5%	38.9	13.5%

Total	285.0	100%	289.1	100%

ING Real Estate
Assets under management at ING Real Estate, including the Investment Management and Development portfolios, increased to EUR 54.2 billion in the second quarter from EUR 52.5 billion at the end of March. Growth was driven by the investment management activities as investor appetite for property funds remained robust. Investment Management’s assets under management increased by EUR 1.6 billion in the second quarter to EUR 51.5 billion, supported by a strong inflow of EUR 1.8 billion, which was driven by the global real estate securities business. The development portfolio increased slightly to EUR 2.7 billion from EUR 2.6 billion as sales balanced investment in new and current projects. ING Real Estate’s total portfolio, including real estate finance, increased to EUR 75.1 billion at the end of the second quarter from EUR 72.7 billion at the end of March. The Finance portfolio grew by EUR 0.7 billion to EUR 20.9 billion as gross loan production outstripped the effect of loan repayments and syndications. The diversification strategy from the Dutch market to international markets progressed on plan as the share of international lending increased 2%-points to reach 34% at the end of the second quarter.
Private Banking
ING Private Banking manages EUR 54.9 billion of assets for its clients, of which EUR 7.9 billion was invested in investment funds from ING or external fund managers and the remaining EUR 47.0 billion was managed by ING Private Banking. Lower stock markets and a stronger euro offset a net inflow of EUR 0.8 billion in the second quarter, taking total assets managed by ING Private Banking down EUR 0.6 billion in the second quarter to EUR 47.0 billion at the end of June. Compared with the end of 2005, managed assets are up EUR 4.2 billion, or 8.3%. Private Banking Asia continued to show strong growth and now manages EUR 8.8 billion of assets. Most of the assets of ING Private Banking are concentrated in Belgium, Luxembourg and Switzerland (EUR 28.4 billion) and the Netherlands (EUR 16.5 billion).

22

5. Capital Management
Capital Base: ING Groep NV

	30 June	31 March
In EUR million	2006	2006

Sharesholders’ equity (in parent)	33,214	36,362

Group hybrid capital	8,336	8,636

Group leverage (core debt)	4,477	3,836

Total capitalisation (Bank + Insurance)	46,026	48,834

- Revaluation reserves fixed income & other	1,105	3,169

- Group leverage (core debt) (d)	4,477	3,836

Adjusted equity (e)	40,445	41,829

Debt/equity ratio (d/(d+e))	9.97%	8.40%

•	Capital ratios banking and insurance remain strong

•	Debt/equity ratio ING Group within target at 9.97%

•	Successful funding of growth with capital issues in Q2
ING’s Capital Base
ING’s capital position remained sound in the second quarter. The Group calculates its capital ratios based on adjusted equity, which is shareholders’ equity plus hybrid Tier-1 capital minus revaluation reserves fixed-income securities, cash flow hedges and acquired goodwill. Shareholders’ equity declined from EUR 36.4 billion to EUR 33.2 billion, primarily due to the dividend pay-out to ING shareholders in May and a decline in the value of the fixed-income portfolio. That was partially offset by the EUR 2 billion in net profit generated in the second quarter.
Capital Market Transactions
ING Group issued EUR 1.75 billion in 10-year senior bonds in April and EUR 750 million in 5-year floating rate bonds in June, both of which were targeted at the euro institutional market. In May, ING bought 4,550,000 of its own shares in the market at an average price of EUR 31.19 to adjust its hedge position for employee options. Following the repurchase of preference A shares from Aegon earlier this year, ING cancelled 24,051,039 preference A shares in July, reducing the number of preference A shares now outstanding to 63,029,411. ING Bank issued USD 1.25 billion floating rate lower Tier-2 capital into the eurodollar market in May.
Capital Ratios
The leverage positions of ING Group and ING Insurance both remained within target in the second quarter. The debt/equity ratio of ING Insurance improved from 12.7% to 12.0%, well within the target of 15%. The debt/equity ratio of ING Group increased from 8.40% to 9.97% but remained within the 10% target. The increase in the debt/equity ratio was mainly due to the dividend pay-out to ING shareholders, the buy-back of ING shares to cover employee options and the buy-back of preference A shares. The Tier-1 ratio of ING Bank stood at 7.32%, the same level as at year-end 2005, as a result of growth in risk-weighted assets. The capital coverage ratio of ING Insurance decreased to 257% due to higher E.U. required capital as a result of business growth and somewhat lower available regulatory capital, mainly due to a lower revaluation reserve equities and currency effects.
Credit Ratings
Standard & Poor’s and Moody’s maintain a stable outlook on the ratings of ING Group (AA-, Aa3), ING Insurance (AA-, Aa3) and ING Bank (AA, Aa2). On 1 August 2006, Fitch Ratings upgraded ING Bank’s long-term rating to AA from AA-. The outlook remains stable.
Capital Ratios: ING Insurance NV

	30 June	31 March
In EUR million	2006	2006

Adjusted equity (e)	28,236	29,270

Core debt (d)	3,851	4,272

Debt/equity ratio (d/(d+e))	12.00%	12.74%

Available regulatory capital (a)	23,811	24,794

E.U. required regulatory capital (b)	9,277	8,960

Capital coverage ratio (a/b)	257%	277%

Buffer for equities & real estate (c)	5,908	6,024

Internal capital coverage ratio (a/b+c)	157%	165%

Capital Ratios: ING Bank NV

	30 June	31 March
In EUR million	2006	2006

Core Tier-1	18,670	18,224

Hybrid Tier-1	6,406	6,552

Total Tier-1 capital	25,076	24,777

Other capital	12,342	11,893

BIS Capital	37,418	36,670

Risk-weighted assets	342,642	333,365

Tier-1 ratio	7.32%	7.43%

BIS ratio	10.92%	11.00%

For further detail on the capital base for ING Group, Insurance and Banking please refer to Appendix 4.

23

Appendix 1: Key Figures
ING Group: Key Figures

	First-Half Figures		Annual Figures
	1H2006	1H2005	FY2005	FY2004	FY2003[1]	FY2002[1]	FY2001[1]

Income (EUR million)

Insurance operations	30,987	28,217	57,424	55,602	53,223	59,729	55,999

Banking operations	7,264	7,020	13,848	12,678	11,680	11,201	11,111

Total income[2]	38,154	35,182	71,141	68,159	64,736	70,913	66,685

Operating Expenses

Insurance operations	2,626	2,466	5,195	4,746	4,897	5,203	5,583

Banking operations	4,474	4,408	8,844	8,795	8,184	8,298	8,186

Total operating expenses	7,100	6,874	14,039	13,541	13,081	13,501	13,769

Impairments/add’n to loan loss provision	-32	49	119	475	1,288	2,099	907

Insurance profit before tax	2,570	1,816	3,978	4,322	3,506	4,453	3,896

Banking profit before tax	2,820	2,566	4,916	3,418	2,371	1,468	2,170

Total profit before tax	5,390	4,382	8,894	7,740	5,877	5,921	6,066

Taxation	1,190	766	1,379	1,709	1,490	1,089	1,165

Third-party interests	180	124	305	276	344	332	324

Net profit	4,020	3,492	7,210	5,755	4,043	4,500	4,577

Figures per ordinary share (EUR)

Net profit	1.86	1.61	3.32	2.71	2.00	2.32	2.37

Distributable net profit	1.86	1.61	3.32	2.71	2.00	2.20	2.20

Dividend	0.59	0.54	1.18	1.07	0.97	0.97	0.97

Shareholders’ equity (in parent)	15.40	16.27	16.96	12.95	10.08	9.14	11.03

Balance Sheet (EUR billion)

Total assets	1,221	1,107	1,159	964	779	716	705

Capital & Reserves	33	35	37	28	21	18	22

Capital Ratios (%)

ING Group debt/equity ratio	10.0%	9.8%	9.4%	12.6%

Insurance capital coverage ratio	257%	228%	255%	204%	180%	169%	180%

Insurance debt/equity ratio	12.0%	14.3%	13.4%	14.4%

Bank Tier-1 ratio	7.32%	7.20%	7.32%	6.92%	7.59%	7.31%	7.03%

Market capitalisation (EUR billion)	68	52	65	49	39	32	57

Ordinary shares outstanding (million)	2,205	2,205	2,205	2,205	2,115	1,993	1,993

Preference shares outstanding (million)	87	87	87	87	87	87	87

Key Performance Indicators

- Return on equity (ROE)	25.0%	25.7%	26.6%	25.4%	21.5%	17.4%	15.3%

- Net profit growth	15%	25%	25%	n/a	-10%	-2%	-62%

Insurance

- Value of new life business	477	381	805	632	440	519	336

- Internal rate of return (life)	13.9%	12.6%	13.2%	12.1%	10.9%	11.5%	11.2%

- Combined ratio (non-life)	89%	90%	95%	94%	98%	102%	103%

Banking

- Cost/income ratio (total)	61.6%	62.8%	63.9%	69.4%	70.1%	74.1%	73.7%

- RAROC after tax (total)	21.8%	20.8%	22.6%	14.5%

Assets under management (EUR billion)	546	505	547	492	463	449	513

Employees (FTEs end of period)	119,409	115,287	116,614	112,195	114,335	116,200	113,100

1.	Figures according to Dutch GAAP.

2.	Including inter-company eliminations

24

Appendix 2: Key Figures per Quarter
ING Group: Key Figures per Quarter

In EUR million	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying profit before tax:

Insurance Europe	704	443	561	465	489	506

Insurance Americas	457	484	424	569	549	437

Insurance Asia/Pacific	157	156	112	113	53	169

Other Insurance	-2	122	-75	-44	-226	-127

Underlying profit before tax from Insurance	1,316	1,205	1,022	1,103	865	985

Wholesale Banking	733	765	506	576	545	738

Retail Banking	452	566	506	501	414	394

ING Direct	196	163	184	179	127	127

Other Banking	-25	-20	-64	-3	-56	-54

Underlying profit before tax from Banking	1,356	1,474	1,132	1,253	1,030	1,205

Underlying profit before tax	2,672	2,679	2,154	2,356	1,895	2,190

Taxation	561	610	492	569	375	584

Profit before minority interests	2,111	2,069	1,662	1,787	1,520	1,606

Minority interests	88	92	109	72	62	62

Underlying net profit	2,023	1,977	1,553	1,715	1,458	1,544

Net gains/losses on divestments	-9	30	18	-2	8	390

Net profit from divested units		-1	-9	-5	-50	7

Special items after tax			278	170	135

Net profit (attributable to shareholders)	2,014	2,006	1,840	1,878	1,551	1,941

Earnings per share (in EUR)	0.93	0.93	0.85	0.86	0.72	0.89

Divestments & Special Items after tax per Quarter

In EUR million	2Q2006	1Q2006	4Q2005	3Q2005	2Q2005	1Q2005

Underlying net profit	2,023	1,977	1,553	1,715	1,458	1,544

Net gain/losses on divestments:

- gain on unwinding Piraeus		19

- Australia non-life		11

- sale of Life of Georgia			-7		-39

- sale of Austbrokers			25

- true up ING Re				13

- sale Baring Asset Management				-15		269

- restructuring NMB-Heller					47

- sale of Williams de Broë	-9

- gain ING Canada greenshoe						19

- sale of Freeler						10

- sale of ING Bank Slaski shares						92

Total gains/losses on divestments	-9	30	18	-2	8	390

Profit after tax from divested units		-1	-9	-5	-50	7

Special items after tax:

- tax releases Insurance			130	170	100

- tax releases /tax assets Banking			148		35

Total special items			278	170	135

Net profit (attributable to shareholders)	2,014	2,006	1,840	1,878	1,551	1,941

25

Appendix 3: Consolidated Profit & Loss Account
ING Group: Consolidated Profit & Loss Account on Underlying Basis

	ING Group[1]			Insurance		Banking
In EUR million	2Q2006	2Q2005	Change	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	12,052	11,443	5.3%	12,052	11,443

Interest result banking operations	2,194	2,125	3.2%			2,234	2,134

Investment income	2,771	2,752	0.7%	2,605	2,583	166	175

Commission income	1,049	876	19.7%	397	347	652	529

Other income	763	325	134.8%	236	-118	536	443

Total underlying income	18,829	17,521	7.5%	15,290	14,255	3,588	3,281

Underwriting expenditure	12,302	11,867	3.7%	12,302	11,867

Operating expenses	3,566	3,459	3.1%	1,329	1,258	2,237	2,201

Other interest expenses	296	251	17.9%	345	266

Addition to loan loss provisions/impairments	-7	49	-114.3%	-2	-1	-5	50

Total underlying expenditure	16,157	15,626	3.4%	13,974	13,390	2,232	2,251

Underlying profit before tax	2,672	1,895	41.0%	1,316	865	1,356	1,030

Taxation	561	375	49.6%	222	167	339	207

Underlying profit before minority interests	2,111	1,520	38.9%	1,094	698	1,017	823

Minority interests	88	62	41.9%	75	64	13	-1

Underlying net profit	2,023	1,458	38.8%	1,019	634	1,004	824

Net gains/losses on divestments	-9	8			-39	-9	47

Net profit from divested units		-50			5		-55

Special items after tax		135			100		35

Net profit (attributable to shareholders)	2,014	1,551	29.9%	1,019	700	995	851

1.	Including inter-company eliminations
Divestments & Special Items after tax

	ING Group			Insurance		Banking
In EUR million	2Q2006	2Q2005	Change	2Q2006	2Q2005	2Q2006	2Q2005

Underlying net profit	2,023	1,458	38.8%	1,019	634	1,004	824

Gains/losses on divestments:

- sale of Life of Georgia		-39			-39

- sale Williams de Broë	-9					-9

- restructuring NMB-Heller		47					47

Total gains/losses on divestments	-9	8			-39	-9	47

Profit after tax from divested units		-50			5		-55

Special items after tax:

- tax releases Insurance		100			100

- tax releases Banking		35					35

Total special items		135			100		35

Total net profit	2,014	1,551	29.9%	1,019	700	995	851

26

ING Group: Total Consolidated Profit & Loss Account

	ING Group[1]			Insurance		Banking
In EUR million	2Q2006	2Q2005	Change	2Q2006	2Q2005	2Q2006	2Q2005

Premium income	12,052	11,462	5.1%	12,052	11,462

Interest result banking operations	2,195	2,125	3.3%			2,235	2,134

Investment income	2,778	2,749	1.1%	2,605	2,527	173	222

Commission income	1,056	887	19.1%	397	347	658	540

Other income	764	321	138.0%	236	-119	537	446

Total income	18,845	17,544	7.4%	15,290	14,217	3,603	3,342

Underwriting expenditure	12,303	11,889	3.5%	12,302	11,889

Operating expenses	3,590	3,548	1.2%	1,329	1,269	2,261	2,279

Other interest expenses	296	251	17.9%	345	266

Addition to loan loss provisions/impairments	-7	49	-114.3%	-2	-1	-5	50

Total expenditure	16,182	15,737	2.8%	13,974	13,423	2,256	2,329

Total profit before tax	2,663	1,807	47.4%	1,316	794	1,347	1,013

Taxation	561	194	189.2%	222	31	339	163

Profit before minority interests	2,102	1,613	30.3%	1,094	763	1,008	850

Minority interests	88	62	41.9%	75	63	13	-1

Net profit (attributable to shareholders)	2,014	1,551	29.9%	1,019	700	995	851

1.	Including inter-company eliminations
Divestments & Special Items before tax

	ING Group			Insurance		Banking
In EUR million	2Q2006	2Q2005	Change	2Q2006	2Q2005	2Q2006	2Q2005

Underlying profit before tax	2,672	1,895	41.0%	1,316	865	1,356	1,030

Gains/losses on divestments:

- sale of Life of Georgia		-78			-78

- sale Williams de Broë	-9					-9

- restructuring NMB-Heller		47					47

Total gains/losses on divestments	-9	-31		0	-78	-9	47

Profit before tax from divested units		-57			7		-64

Total profit before tax	2,663	1,807	47.4%	1,316	794	1,347	1,013

27

Appendix 4: Consolidated Balance Sheet
ING Group: Consolidated Balance Sheet

	ING Group		ING Verzekeringen		ING Bank NV		Holding/Eliminations
	30 June	31 March	30 June	31 March	30 June	31 March	30 June	31 March
In EUR million	2006	2006	2006	2006	2006	2006	2006	2006

Assets

Cash and balances with central banks	15,582	10,882	3,602	3,690	12,295	7,480	-315	-288

Amounts due from banks	56,275	56,402			56,275	56,402

Financial assets at fair value through P&L	292,787	289,175	104,275	107,211	189,600	183,188	-1,088	-1,224

Investments	320,476	328,455	136,430	142,998	184,045	185,456	1	1

Loans and advances to customers	470,077	449,910	36,963	37,385	433,993	413,728	-879	-1,203

Reinsurance contracts	7,026	7,672	7,026	7,672

Investments in associates	3,762	3,726	2,636	2,604	1,130	1,145	-4	-23

Investment property	4,772	4,672	3,101	3,087	1,665	1,581	6	4

Property and equipment	5,821	5,823	1,064	1,091	4,757	4,729		3

Intangible assets	3,668	3,690	3,470	3,500	296	290	-98	-100

Deferred acquisition costs	10,126	10,016	10,126	10,016

Other assets	30,531	30,253	10,704	11,436	19,977	18,930	-150	-113

Total assets	1,220,903	1,200,676	319,397	330,690	904,033	872,929	-2,527	-2,943

Equity and liabilities

Share capital & share premium	8,874	8,873	4,547	4,547	7,517	7,517	-3,190	-3,191

Revaluation reserve equities	4,072	4,901	3,920	4,730	152	171

Revaluation reserve fixed income	1,339	3,410	157	1,414	1,182	1,996

Other revaluation reserves	942	1,160	148	347	735	831	59	-18

Currency translation reserve	202	884	271	754	-69	130

Other reserves	17,785	17,134	9,531	9,016	10,822	10,124	-2,568	-2,006

Shareholders’ equity (in parent)	33,214	36,362	18,574	20,808	20,339	20,769	-5,699	-5,215

Minority interests	1,809	1,780	1,380	1,315	450	487	-21	-22

Total equity	35,023	38,142	19,954	22,123	20,789	21,256	-5,720	-5,237

Liabilities

Preference shares	215	296					215	296

Subordinated loans	6,726	6,870	4,034	4,192	18,674	18,350	-15,982	-15,672

Debt securities in issue	86,001	81,410	3,982	4,355	76,790	73,314	5,229	3,741

Other borrowed funds	29,360	30,334	15,744	16,376			13,616	13,958

Insurance and investment contracts	258,515	265,679	258,515	265,679

Amounts due to banks	116,212	119,419			116,212	119,419

Customer deposits and other funds on deposits	504,674	483,598			504,326	483,319	348	279

Financial liabilities at fair value through P&L	146,235	136,149	801	797	145,548	135,514	-114	-162

Other liabilities	37,942	38,779	16,367	17,168	21,694	21,757	-119	-146

Total liabilities	1,185,880	1,162,534	299,443	308,567	883,244	851,673	3,193	2,294

Total equity and liabilities	1,220,903	1,200,676	319,397	330,690	904,033	872,929	-2,527	-2,943

28

Changes in Shareholders’ Equity

	ING Group		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	2Q2006	1Q2006	2Q2006	1Q2006	2Q2006	1Q2006	2Q2006	1Q2006

Shareholders’ equity beginning of period	36,362	36,736	20,808	20,627	20,769	21,331	-5,215	-5,222

Net profit for period	2,014	2,006	1,040	923	991	1,078	-17	5

Unrealised revaluations equity securities	-514	850	-568	862	5	37	49	-49

Unrealised revaluations debt securities	-2,741	-2,944	-2,114	-1,861	-627	-1,083

Deferred interest crediting to life policyholders	817	977	817	977

Realised gains equity securities released to P&L	-191	-179	-167	-163	-24	-16

Realised gains debt securities released to P&L	49	-33	61	-4	-12	-29

Change in cash flow hedge reserve	-387	-457	-211	-263	-176	-194

Other revaluations	-7	141	89	10	-96	131

Changes re-own shares	-109	-347					-109	-347

Exchange rate differences	-726	-412	-522	-359	-199	-53	-5

Cash dividend	-1,396		-650		-400	-400	-346	400

Employee stock option & share plans	21	26	13	9	8	17

Other	22	-2	-22	50	100	-50	-56	-2

Total changes	-3,148	-374	-2,234	181	-430	-562	-484	7

Shareholders’ equity end of period	33,214	36,362	18,574	20,808	20,339	20,769	-5,699	-5,215

ING’s Capital Base and Key Ratios

	ING Group		ING Verzekeringen NV		ING Bank NV
In EUR million	30 June 2006	31 March	30 June 2006	31 March	30 June 2006	31 March

Shareholders’ equity (in parent)	33,214	36,362	18,574	20,808	20,339	20,769

Group hybrid capital	8,336	8,636	1,716	1,788	6,406	6,552

Group leverage/core debt	4,477	3,836

Total capitalisation	46,026	48,834	20,290	22,596	26,745	27,322

Adjustments to equity:

- Revaluation reserves fixed income & other	1,105	3,169	110	1,367	1,094	1,906

- Revaluation reserves excluded from Tier-1					1,188	1,292

+ Insurance hybrid capital			2,250	2,250

+ Minorities			1,380	1,315	614	653

Available regulatory capital			23,811	24,794	25,076	24,777

Other qualifying capital					12,342	11,893

DAC/ViF adjustment (50%)			4,425	4,476

Group leverage (core debt)	-4,477	-3,836

Adjusted Equity (e)	40,445	41,829	28,236	29,270	37,418	36,670

Key ratios

Core debt (d)	4,477	3,836	3,851	4,272

Debt/Equity ratio (d/(d+e))	9.97%	8.40%	12.00%	12.74%

Capital coverage ratio			257%	277%

Risk weighted assets					342,642	333,365

Tier-1 ratio Bank					7.32%	7.43%

BIS ratio Bank					10.92%	11.00%

29

Appendix 5: Consolidated Cash Flow Statement
ING Group: Consolidated Cash Flow Statement

	ING Group[1]		ING Verzekeringen NV		ING Bank NV		Holding/Eliminations
In EUR million	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005	2Q2006	2Q2005

Net cash flow from operating activities	9,884	6,927	3,986	4,640	6,824	1,058	-926	1,229

Investments and advances:

- group companies			-20		-587		607

- associates	-120	-26	-21	-13	-99	-10		-3

- available-for-sale investments	-71,445	-66,337	-41,297	-41,662	-30,148	-24,675

- held-to-maturity investments

- investment properties	-150	-48	-40	-31	-110	-16		-1

- property and equipment	-115	-113	-41	-41	-74	-111		39

- assets subject to operating leases	-295	-315			-295	-315

- investments for the risk of policyholders	-11,771	-9,278	-11,771	-9,278

- other investments	-36	-16	-6	-14	-30			-2

Disposals and redemptions:

- group companies

- associates	136	330	64	297	72	20		13

- available-for-sale investments	64,291	53,742	40,435	38,211	23,856	15,531

- held-to-maturity investments	40	78			40	78

- investment properties	26	129	20	112	6	20		-3

- property and equipment	5	50	-3	24	8	26

- assets subject to operating leases	104	180			104	180

- investments for the risk of policyholders	10,291	7,016	10,291	7,016

- other investments	4	3	3	-1	1			4

Net cash flow from investing activities	-9,035	-14,605	-2,386	-5,380	-7,256	-9,272	607	47

Proceeds from issuance of subordinated loans		500		300	929		-929	200

Repayments of subordinated loans		-207			-197	-283	197	76

Borrowed funds and debt securities	3,596	-195	-566	738	2,613	37	1,549	-970

Deposits by reinsurers	-227	122	-227	122

Issuance of ordinary shares	1						1

Purchase of treasury shares	-234	-143		-76			-234	-67

Sale of treasury shares	58	23	3	19			55	4

Dividends paid/received	-1,396	-1,275	-650	-875	-400		-346	-400

Net cash flow from financing activities	1,798	-1,175	-1,440	228	2,945	-246	293	-1,157

Net cash flow	2,647	-8,853	160	-512	2,513	-8,460	-26	119

Cash and equivalents at beginning of year	-2,217	6,100	3,690	3,633	-5,619	2,910	-288	-443

Effect of exchange-rate on cash and equivalents	-285	52	-248	-66	-35	119	-2	-1

Cash and equivalents at end of period	145	-2,701	3,602	3,055	-3,141	-5,431	-316	-325

- of which Treasury bills and other eligible bills	7,432	14,133			7,432	14,133

- of which Amounts due to/from banks	-22,869	-28,249			-22,869	-28,249

- of which Cash and balances with central banks	15,582	11,415	3,602	3,055	12,296	8,685	-316	-325

1.	Including inter-company eliminations

30

Appendix 6: Additional Information
P&L Life Insurance

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	10,453	9,906	5.5%	10,695	-2.3%	21,148	19,257	9.8%

Investment income	2,386	2,400	-0.6%	2,270	5.1%	4,656	4,414	5.5%

Commission income	361	322	12.1%	379	-4.7%	740	635	16.5%

Other income	202	-188		152	32.9%	354	45

Total underlying income	13,402	12,240	7.7%	13,496	-0.7%	26,898	24,351	10.5%

Underwriting expenditure	11,152	10,748	3.8%	11,415	-2.3%	22,567	20,839	8.3%

Other interest expenses	334	263	27.0%	331	0.9%	665	517	28.6%

Operating expenses	960	914	5.0%	944	1.7%	1,904	1,784	6.7%

Other impairments	-1	-1				-1	3

Total underlying expenditure	12,445	11,924	4.4%	12,690	-1.9%	25,135	23,143	8.6%

Underlying profit before tax	957	516	85.5%	806	18.7%	1,763	1,208	45.9%

P&L Non-Life Insurance

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Premium income	1,599	1,537	4.0%	1,830	-12.6%	3,429	3,316	3.4%

Investment income	219	183	19.7%	247	-11.3%	466	345	35.1%

Commission income	36	25	44.0%	37	-2.7%	73	57	28.1%

Other income	34	70	-51.4%	38	-10.5%	72	101	-28.7%

Total underlying income	1,888	1,815	4.0%	2,152	-12.3%	4,040	3,819	5.8%

Underwriting expenditure	1,150	1,119	2.8%	1,390	-17.3%	2,540	2,497	1.7%

Other interest expenses	11	3	266.7%	10	10.0%	21	18	16.7%

Operating expenses	369	344	7.3%	353	4.5%	722	662	9.1%

Other impairments	-1					-1

Total underlying expenditure	1,529	1,466	4.3%	1,753	-12.8%	3,282	3,177	3.3%

Underlying profit before tax	359	349	2.9%	399	-10.0%	758	642	18.1%

Insurance Investment & Other Income

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Income from debt securities and loans	2,564	2,008	27.7%	2,410	6.4%	4,974	4,140	20.1%

Realised gains/losses on debt securities[1]	-94	89		5		-89	152

Income from investment property	48	58	-17.2%	55	-12.7%	103	110	-6.4%

Change in fair value real estate	17	14	21.4%	11	54.5%	28	50	-44.0%

Dividend income	248	233	6.4%	70	254.3%	318	281	13.2%

Realised gains/losses on equity securities	182	44	420.0%	188	-3.2%	370	88	320.5%

Other	151	622	-75.7%	233	-35.2%	384	794	-51.6%

Eliminations	-511	-485	5.4%	-455	12.3%	-966	-856	12.9%

Total underlying investment income	2,605	2,583	0.9%	2,517	3.5%	5,122	4,759	7.6%

Valuation results on non-trading derivatives	83	-26		-77		6	55	-89.1%

Share of profit associates[2]	108	90	20.0%	117	-7.7%	225	169	33.1%

Other	45	-182		150	-70.0%	195	-78

Total underlying other income	236	-118		190	24.2%	426	146	191.8%

1.	Approximately 50% of this amount has been transferred to the provision for deferred profit sharing (shadow accounting). Realised gains also include recoveries of previous impairments

2.	Including fair-value changes real estate participations

31

Life Insurance Value of New Business Statistics: Second Quarter

	New Production 2Q2006					New Production 2Q2005
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	26	682	3.8%	35	-1	26	655	4.0%	33	1

Belgium (& Luxembourg)	3	252	1.2%	10	1	8	399	2.0%	11	—

Rest of Europe	26	680	3.8%	31	-2	13	746	1.7%	27	6

Insurance Europe	55	1,614	3.4%	76	-2	47	1,800	2.6%	71	7

U.S.	56	4,930	1.1%	256	16	41	3,955	1.0%	203	8

Latin America	9	137	6.6%	32	4	6	131	4.6%	28	5

Insurance Americas	65	5,067	1.3%	288	20	47	4,086	1.2%	231	13

Australia & NZ	8	463	1.7%	16	—	1	244	0.4%	15	—

Japan	31	1,497	2.1%	59	4	42	3,056	1.4%	78	-6

Korea	28	926	3.0%	6	3	36	789	4.6%	18	—

Taiwan	41	288	14.2%	20	-5	21	871	2.4%	77	—

Rest of Asia	1	182	0.6%	17	6	-1	203	-0.5%	16	5

Insurance Asia/Pacific	109	3,356	3.2%	118	8	99	5,163	1.9%	204	-1

Total	229	10,037	2.3%	482	26	193	11,049	1.7%	506	19

Life New Business Production from Developing Markets: Second Quarter

	New Production 2Q2006				New Production 2Q2005
	Annual	Single	Value of New		Annual	Single	Value of New
In EUR million	Premium	Premium	Business	IRR[1]	Premium	Premium	Business	IRR[1]

Insurance Europe	49	117	17	16.7%	33	47	9	13.0%

Insurance Americas	78	33	9	12.7%	43	58	6	9.9%

Insurance Asia/Pacific	283	149	71	22.1%	441	80	56	17.0%

Total	410	299	97	18.7%	517	185	71	15.0%

1.	Figures are first half
Life Insurance Value of New Business Statistics: First Half

	New Production 1H2006					New Production 1H2005
	Value	Present		Investment	Acquisition	Value	Present		Investment	Acquisition
	of New	Value of	VNB/PV	in New	Expense	of New	Value of	VNB/PV	in New	Expense
In EUR million	Business	Premiums	Premiums	Business	Overruns	Business	Premiums	Premiums	Business	Overruns

Netherlands	51	1,407	3.6%	69	0	47	1,359	3.5%	68	2

Belgium (& Luxembourg)	5	564	0.9%	22	2	15	788	1.9%	20	—

Rest of Europe	52	1,406	3.7%	63	-3	31	1,205	2.6%	67	14

Insurance Europe	108	3,377	3.2%	154	-1	93	3,352	2.8%	155	16

U.S.	116	10,530	1.1%	494	23	82	8,698	0.9%	416	13

Latin America	20	318	6.1%	65	7	8	251	3.2%	47	9

Insurance Americas	136	10,848	1.3%	559	30	90	8,949	1.0%	463	22

Australia & NZ	13	813	1.6%	29	—	6	591	1.0%	22	—

Japan	63	3,091	2.0%	125	6	78	3,896	2.0%	141	-10

Korea	82	1,993	4.1%	21	6	66	1,359	4.9%	31	-1

Taiwan	71	649	11.0%	50	-5	48	1,144	4.2%	103	-1

Rest of Asia	4	381	1.2%	31	10	—	352	0.0%	28	10

Insurance Asia/Pacific	233	6,927	3.4%	256	17	198	7,342	2.7%	325	-2

Total	477	21,152	2.3%	969	46	381	19,643	1.9%	943	36

Life New Business Production from Developing Markets: First Half

	New Production 1H2006				New Production 1H2005
	Annual	Single	Value of New		Annual	Single	Value of New
In EUR million	Premium	Premium	Business	IRR	Premium	Premium	Business	IRR

Insurance Europe	102	195	36	16.7%	98	67	25	13.0%

Insurance Americas	139	113	20	12.7%	79	117	8	9.9%

Insurance Asia/Pacific	609	239	158	22.1%	643	203	114	17.0%

Total	850	547	214	18.7%	820	387	147	15.0%

32

Banking Investment, Commission & Other Income

	Quarterly Results					First-Half Results
In EUR million	2Q2006	2Q2005	Change	1Q2006	Change	1H2006	1H2005	Change

Change in fair value real estate	13	-3		8	62.5%	21	-1

Realised gains/losses on equity securities	26	48	-45.8%	18	44.4%	44	89	-50.6%

Realised gains/losses on debt securities	17	29	-41.4%	42	-59.5%	59	37	59.5%

Other investment income	110	101	8.9%	46	139.1%	156	206	-24.3%

Total underlying investment income	166	175	-5.1%	114	45.6%	280	331	-15.4%

Funds transfer	139	152	-8.6%	156	-10.9%	295	276	6.9%

Securities business	164	150	9.3%	212	-22.6%	376	290	29.7%

Insurance broking	41	32	28.1%	42	-2.4%	83	70	18.6%

Management fees	181	140	29.3%	175	3.4%	356	276	29.0%

Brokerage & advisory fees	50	43	16.3%	52	-3.8%	102	71	43.7%

Other	77	12	541.7%	58	32.8%	135	79	70.9%

Total underlying commission income	652	529	23.3%	695	-6.2%	1,347	1,062	26.8%

Valuation results non-trading derivatives	23	7	228.6%	54	-57.4%	77	91	-15.4%

Share of profit associates	32	22	45.5%	37	-13.5%	69	31	122.6%

Result of trading portfolio	407	289	40.8%	245	66.1%	652	485	34.4%

Other	74	125	-40.8%	108	-31.5%	182	239	-23.8%

Total underlying other income	536	443	21.0%	444	20.7%	980	846	15.8%

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). In preparing this interim financial information, the same accounting principles are applied as in the 2005 ING Group Annual Accounts. All figures in this document are unaudited.
Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including developing markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

33